itaú

General Stockholders' Meeting Manual

Annual and Extraordinary General Stockholders' Meeting

April 17, 2025

2025

Itaú Unibanco Holding S.A.

Contents

1. Message from the Co-chairmen of the Board of Directors 03
2. Introduction 05
3. Executive Officers' Comments 05
4. Information about the Annual and Extraordinary General Stockholders' Meeting 06
5. Call notice 08
6. Annual and Extraordinary General Stockholders' Meeting 09

ATTACHMENT I – ALLOCATION OF PROFIT (ATTACHMENT A OF CVM RESOLUTION Nº 81/22) 14
ATTACHMENT II – DIRECTORS' COMMENTS (ITEM 2 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22) 19
ATTACHMENT III - ADMINISTRATORS CVS(ITEMS 7.3 A 7.6 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22) 53
ATTACHMENT IV - ADMINISTRATORS' REMUNERATION (ITEM 8 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22) 79
ATTACHMENT V – BYLAWS (ARTICLE 12 OF CVM RESOLUTION Nº. 81/22) 113
ATTACHMENT VI - POWERS OF ATTORNEY 123

A - Proxy Template for Holders of Common Shares 123
B - Proxy Template for Holders of Preferred Shares 126
C - Proxy Template for Attorneys-In Fact Provided by the Company for Annual General Stockholders' Meeting (for Holders of Common Shares) 127
D – Proxy Template for Attorneys-In Fact Provided by the Company for Annual General Stockholders' Meeting (for Holders of Preferred Shares) 130
E – Information on attachment Q to CVM Resolution Nº 81/22 131

_1. Message from the Co-chairmen of the Board of Directors

São Paulo, March 17, 2025.

Dear Stockholder,

Last year, we celebrated 100 years of history! Since our foundation in 1924, we have been facing economic, political and technological transformations, always with an open mind to adapt and keep ourselves in constant evolution, strengthening ourselves to continue our trajectory on a sound basis, with a long-term view, ethical values, committed to the development of our country and offering the best that there can be to our clients, stockholders, employees and society in general.

Prepared for this new cycle in our history, we continue to look forward, certain that we are Made of the Future and that continuous transformation is essential for us to continue to be a leading company in the financial industry. In this context, client centricity is a fundamental pillar in guiding our strategic actions. We remain attentive to the transformations through which the world has been going, which result in new consumer habits and a high level of client demand. In order to keep us competitive, we understand that investments in technological resources are not enough; it is necessary to have a proper cultural mindset to enhance their value, so that they can translate into an exclusive journey of excellence for our clients. In this sense, our efforts are already showing important results in 2024, where we have improved 4 percentage points in the Global NPS (Net Promoter Score - one of the ways of measuring the level of customer satisfaction). We currently have 69% of our businesses with NPS in the zone of excellence and 75% are at their historical highs. The increased engagement and principality are levers for generating value and for our sustainable growth.

In 2024, our net income increased 24.4%, with an annualized return on average equity of 20.9% and a Tier I capital ratio of 15.0%. This result was possible due to our risk management, our balanced portfolio across different segments and our commitment to cybersecurity, ensuring the security of our infrastructure and the data of our customers and employees. With these points, combined with an adequate allocation of capital, we are able to invest in our priorities, leveraging the scale of the organization and accelerating new business.

As return to stockholders, we distributed R$25.7 billion in dividends and interest on capital[1] in the year. Additionally, we approved in February 2025 a stock buyback program, through which R$3.0 billion will be allocated to the purchase and cancellation of shares. As a result, the total amount distributed will be R$28.7 billion, with a payout[2] of 69.4%. In addition, we approved a bonus share at the rate of 10%, which will be attributed free of charge to the holders of the Company's shares.

We continuously strengthen our efficiency agenda in order to increase our agility in the constant search for opportunities and for optimizing the relations between our revenues and expenses, directing our decisions based on investments in technology aimed at the best experience of our clients and employees. This approach strengthens our competitiveness and allows for the creation of products and services that are in line with people's daily needs. Additionally, our efficiency ratio was 39.5%[2] and the satisfaction of our employees is in the zone of excellence, with our e-NPS reaching 83 points at the end of 2024.

In terms of work methodology, we currently have more than 24 thousand employees organized in multidisciplinary teams, focused on providing the best experience to our clients in many business fronts, that can count on the expertise of our leaders, the constant use of data and the continuous evolution of our artificial intelligence solutions, to create better experiences and provide for the solution of problems in a more assertive manner. As an example, we can note the migration, in 2024, of 5.3 million clients to our "Um só Itaú" (One Itaú) platform. This was a quality action, and our post-migration NPS was higher than 80 points. This journey will continue throughout the year because our goal is to migrate all 15 million clients by the end of 2025.

Integrating sustainability practices into our operations, business and relationship with society is already part of our operation. The sustainability of our performance is strengthened by robust governance, ethics and integrity, which are the basis of everything we do, an inseparable part of our culture. Based on that, we reviewed our strategy to ensure client centricity in line with the demands of society, opportunities, risks and global challenges. The new ESG[3] strategy is established based on three main pillars that guide our actions and drive our transformation. Sustainable Finance, Climate Transition and Diversity and Development.

In 2024, we reached our goal, established in 2019, to contribute with R$400 billion to sustainable development, and reaffirmed our commitment to a sustainable future by means of the extension of the deadline and the increase of the amount of this strategic goal to R$1 trillion in Sustainable Finance by 2030[4].

Aware of our role before society, in 2024, we invested R$826 million in social projects aimed at education, culture, mobility, and diversity, among others, of which 65.6% with our own funds, which are not related to incentive laws.

At the Annual General Stockholders' meeting to be held on April 17, the Management Accounts, the Financial Statements for 2024, the allocation of net income for the year, the election of the members of the Board of Directors and Fiscal Council, the overall compensation of the members of the Board of Officers and Board of Directors and the compensation of the members of the Fiscal Council will be resolved upon. At the Extraordinary General Stockholders' meeting, the amendments to the Bylaws proposed by Management will be resolved upon.

We highlight the nomination of Marcos Marinho Lutz to compose the Board of Directors, who, in line with our continuous evolution in innovation and client focus, will be able to contribute with his/her extensive experience in leadership positions in important companies. Regarding the Fiscal Council, we propose Leni Bernadete Torres da Silva Sansiviero as an alternate member, replacing member Reinaldo Guerreiro.

Last but not least, we invite you to read this manual, which describes the matters proposed at the Annual and Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding, scheduled for April 17. The Meeting will be held online and stockholders may cast their vote remotely once again – the procedures are described in this document.

Enjoy your reading!

Sincerely,



Pedro Moreira Salles e Roberto Setubal

Co-chairmen of the Board of Directors

1. In accordance with Brazilian GAAP. 2. Efficiency ratio based on the Brazilian GAAP managerial disclosure. 3. Environmental, Social and Corporate Governance. 4. The strategic goal refers to the timeframe from January 2020 to December 2030, takes into consideration our former commitment of R$400 billion and projects a further R$600 billion. Starting in January 2025, new accounting criteria that are in line with the developments in sustainable finance taxonomy disclosed on the sustainability website will be considered.

2. Introduction

The General Stockholders' Meeting is an important instrument for stockholders to participate in the decisions that establish, among other things, the management of Itaú Unibanco Holding S.A. ("Itaú Unibanco", "Company", "Issuer", "Corporation" or "Organization") and, therefore, the way the business of the Company and its controlled companies is managed.

On April 17, 2024, stockholders will be able to vote on issues that are crucial to the Organization. The holders of ITUB3 (common shares) may vote on the election of the members of the Company's Board of Directors and Fiscal Council and on the allocation of the net income obtained in 2024, among other matters. The holders of ITUB4 (preferred shares) may vote on the election of the members to the Fiscal Council that are nominated by the preferred stockholders. The call notice included in item 5 of this document outlines the matters to be resolved upon at the meetings.

To participate in the meetings, stockholders have the following options:

- **Digital and remote environment:** the link and access instructions will be provided by the Company to stockholders who send the documents below to the email address drinvest@itau-unibanco.com.br by April 15, 2025:

a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper registry of commerce.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

- **By proxy:** in this case, stockholders should legally authorize an individual to vote according to their voting instructions. Itaú Unibanco will provide three (3) proxies who will vote exactly in accordance with the stockholders' instructions. The proxy templates to be used by stockholders who opt for this type of attendance are found in Attachment VI.

- **By remote voting form:** stockholders may also cast their vote remotely, through a remote voting form, in accordance with the Brazilian Exchange and Securities Commission ("CVM") Resolution No. 81/22.

Item 4 of this document comprises detailed information for stockholders' attendance at the meetings. All important information related to the meetings is included in this document, such as the Company's economic and financial performance in fiscal year 2024, a presentation with the résumés of the candidates to the Board of Directors and the Fiscal Council, the proposed allocation of net income, as well as a description of the Company's management compensation and the proposed amendments to the Bylaws.

For further information about the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/).

3. Executive Officers' Comments

The Comments of Executive Officers, as specified in Item 2 of Attachment C to CVM Resolution No. 80/22, are presented in Attachment II to this document.

4. Information about the Annual and Extraordinary General Stockholders' Meeting

Date

This year, Itaú Unibanco's Annual General Stockholders' Meeting will be held on April 17, 2025, at 10:00 a.m. and, subsequently, at 10:10 a.m., there will be the Extraordinary General Stockholders' Meeting.

Opening Quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of stockholders representing at least one-fourth (1/4) of the voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6,404/76 ("Brazilian Corporate Law").

The amendments to the Bylaws shall be resolved upon at the Extraordinary General Stockholders' Meeting, which opens on first call with the attendance of stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, head provision, of Brazilian Corporate Law.

We clarify that in the case of insufficient quorum to open the aforementioned Annual and Extraordinary General Stockholders' Meeting on first call, a new call by means of a call notice will be disclosed on due course, and the meeting will be held at least eight (8) days after the disclosure of the new call notice, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be opened on second call with any number of stockholders of common shares.

Venue

The Annual General Stockholders' Meeting and the Extraordinary General Stockholders' Meeting will be exclusively held online and remotely for the purpose of facilitating the participation of stockholders, wherever they may be.

The link and access instructions will be provided by the Company to stockholders who send the documents below to the email address drinvest@itau-unibanco.com.br by April 15, 2025:

a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper registry of commerce.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Call Notice

The Call Notice included in item 5 of this document will be published on March 18, 19 and 20, 2025 in the O Estado de S. Paulo newspaper. It will also be available on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/).

Documents available to stockholders

The Management Report on the business and major administrative facts for the year, a copy of the financial statements, the Independent Auditors' Report, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee's Report were published on February 20, 2025 in the O Estado de S. Paulo newspaper (printed version: pages B15 to B17 and digital version: pages 1 to 6 of the IR Section) and were also made available by the Company on February 5, 2025 on the website of the Brazilian Securities and Exchange Commission (CVM) and on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/).

With a view to instructing on the matters to be resolved upon, the information listed in Article 10 of CVM Resolution No. 81/22 is also made available by the Company on the website of CVM and on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/) at "Announcements to the Market" > "General Stockholders' Meetings".

Proxies

In order to assist the stockholders who decide to take part in the Annual and Extraordinary General Stockholders' Meeting represented by proxies, we present Attachments: VI - A "Proxy template for holders of common shares"; and VI – B "Proxy template for holders of preferred shares".

Alternatively, the Company will provide three (3) proxies who are able to represent the stockholders at the meetings and will vote in strict conformity with the voting instructions given by the stockholders, in accordance with Attachment VI – C "Proxy template for proxies provided by the Company (for holders of common shares)", and Attachment VI – D "Proxy template for proxies provided by the Company (for holders of preferred shares)". Information about the proxy request, in accordance with Attachment Q to CVM Resolution No. 81/22, is included in Attachment VI – E to this document.

In order to facilitate the work at the General Stockholders' Meetings, the Company suggests that the stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by April 15, 2025 to the email address: drinvest@itau-unibanco.com.br

Remote voting form

Accordingly, stockholders willing to vote through the remote voting form, in line with the provision in CVM Resolution No. 81/22, may forward their voting instructions concerning the matters to be voted on at the meetings:

- by remote voting form sent directly to the Company; or

- by forwarding remote voting form completion instructions to service providers, as follows:

a) to the stockholder's custodian, if the shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of a financial institution contracted by the Company to provide marketable securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Stockholders that choose to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company to the email address drinvest@itau-unibanco.com.br by April 13, 2025:

(i) the voting form duly filled in, initialized and signed (signature notarized by a public notary's office, consularization or a sworn translation for each document in a foreign language is not required); and

(ii) ID document - **for Legal Entities:** a notarized copy of the articles of association/bylaws, proof of election of management members and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and **for Individuals:** a notarized copy of the ID document bearing the stockholder's picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents referred to in items **(i)** and **(ii)** above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to the stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by forwarding their voting instructions to their custodians or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custodian or bookkeeper to check the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via the website you must register and have a digital certificate. Information about registration and the step-by-step process for issuing the digital certificate is provided on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital cities and metropolitan areas)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should forward the form completion instructions to service providers by April 13, 2025, unless otherwise indicated by the latter.

Information about the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, the election of members to the Board of Directors may be carried out based on majority of votes, multiple voting or separate voting processes. As these different voting procedures may impact the establishment of the number of Board members, and aimed at a better understanding of the dynamics of this election, the voting processes are described below:

i) Multiple Voting

In accordance with CVM Resolution No. 70/22, for the adoption of a multiple voting process for the election of members to the Company's Board of Directors, these requesting stockholders should represent at least five percent (5%) of the voting capital.

In accordance with Article 141, paragraph 1, of Brazilian Corporate Law, the option to request the adoption of the multiple voting process must be exercised by stockholders at least forty-eight hours (48) before the General Stockholder's Meeting, and the chairing officers of said General Stockholders' Meeting must inform stockholders in advance, in accordance with the "Attendance Book", of the number of votes required for the election of each member to the Board of Directors. In any case, it is important to note that the multiple voting process should be requested as early as possible so as to facilitate the processing by the Company and the participation of stockholders.

Once the multiple voting process is adopted, the votes cast by stockholders that, via remote voting form, have opted to "ABSTAIN" with respect to the 'distribution in advance of votes cast in the candidates informed in that voting form', will be deemed as 'abstention' with respect to the corresponding resolution at the Meeting. Therefore, the votes cast by such stockholders will not be included in the resolution quorum and consequently these stockholders will not take part in the election of the members to the Board of Directors.

ii) Separate Voting

In accordance with Article 141, paragraph 4, of Brazilian Corporate Law, the following groups of stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of the capital, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not achieved, common and preferred minority stockholders that together hold at least 10% of the capital, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law.

Only stockholders that have the uninterrupted ownership of the required equity interest for a period of at least three (3) months immediately prior to the date of the General Stockholders' Meeting will be entitled to exercise the separate voting right, in accordance with Article 141, paragraph 6, of Brazilian Corporate Law.

Information about the election of members to the Fiscal Council

Article 161, paragraph 4, a) entitles preferred stockholders with no voting rights, or with restricted voting rights, to elect, in a separate voting process, one (1) member and a respective alternate member to the Fiscal Council, and an equal right is granted to the minority stockholders provided that they represent, together, ten percent (10%) or more of the voting shares.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, members to compose the Fiscal Council, as described above, the other stockholders with voting rights may elect new effective and alternate members, in any case, in a number equal to those elected under the aforementioned terms, plus one.

Eligibility criteria for nominating candidates

Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should present, at the General Stockholders' Meeting, the required evidence that meets the minimum eligibility requirements applicable to the position, as provided for in Brazilian Corporate Law, Resolution No. 4,970/21 of the National Monetary Council ("CMN") and CVM Resolution No. 80/22.

For a better organization of the work of the General Stockholders' Meeting and to allow a previous analysis of the eligibility requirement of these candidates, we suggest the presentation of the documents to the Company by April 10, 2025.

Conflict of Interests

During the General Stockholders' Meeting, the attending stockholders should speak up with respect to the existence of any situation of conflict of interests over any matters under discussion or resolution in which their independence may be compromised, as it happens at the meetings of the Company's management and supervisory bodies. Additionally, any attending stockholder that is aware of a conflicting situation in relation to another stockholder and the subject matter of the resolution must speak up in that respect.

When a conflict of interest is brought to light, the conflicted stockholder must abstain from taking part in the resolution regarding the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolutions, the Chairperson of the General Stockholders' Meeting will determine that the conflicted votes cast should be annulled, even if this occurs after the meeting.

Communication Channel with the Board of Directors

Last but not least, we note that the stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking on the link "Contact IR" on our Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/). In the field "subject", the stockholder should select the option "Recommendations to the Board of Directors for the General Stockholders' Meeting".

5. Call Notice

ANNUAL GENERAL STOCKHOLDERS' MEETING AND EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

The stockholders of ITAÚ UNIBANCO HOLDING S.A. ("Company") are invited by the Board of Directors to meet at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting to be held on April 17, 2025, at 10:00 a.m. and 10:10 a.m., respectively. The meetings will be exclusively remote and online for the purpose of facilitating the participation of stockholders wherever they are and will address the matters listed below.

Annual General Stockholders' Meeting – 10:00 a.m.

1. Take cognizance of the Management and Auditors' Reports Independent, the Opinion of the Fiscal Council and the Summary of Audit Committee Report and examine them, to deliberate on the administrators' accounts and related financial statements for the fiscal year ending December 31, 2024, with the exception of the provisions of the former administrator Mr. Alexsandro Broedel Lopes;

2. Decide on the annulment, by operation of law, of the approval of the accounts of former Administrator Alexsandro Broedel Lopes regarding the exercises 2021, 2022 and 2023, revoking any discharge that may have been operated for your benefit;

3. Resolve upon the allocation of net income for the year;

4. Define the number of members that will compose the Board of Directors and elect their members for the next annual term of Office, including the co-chairmen, the vice chairman and the independent members. In view of the determinations in CVM Resolution No. 70/22, it is recorded that, for the adoption of a multiple voting process in the election of the members of the Board of Directors, the requesting stockholders should represent at least five percent (5%) of the voting capital;

5. Elect the effective and alternate members of the Fiscal Council for the next annual term of office; and

6. Resolve upon the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Officers, as well as the compensation of the members of the Fiscal Council.

Extraordinary General Stockholders' Meeting – 10:10 a.m.

1. Amend the wording of Article 3 (head provision) of the Bylaws for the purpose of recording the new composition of the subscribed and paid-up capital, in accordance with the resolution of the Board of Directors of February 5, 2025 on the increase of capital within the limit of the authorized capital;

2. Exclude from item 8.2, VII of the Bylaws the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010, which was revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024; and

3. Consolidate the Bylaws with the amendments mentioned above.

The full description of the matters proposed, as well as their justification, is presented in the Manual of the Meeting.

The documents to be reviewed at the Meeting are available to stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of these documents via the email address ri@itau-unibanco.com.br.

The Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who send the documents below by April 15, 2025 to the email address drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper registry of commerce.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the Meetings by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document and the documents listed below evidencing the validity of their proxy (we request that any documents issued abroad be consularized or apostilled and accompanied by the respective sworn translation). We clarify that the representative of the legal entity stockholder does not need to be a stockholder, a management member of the Company or a lawyer.

a) Legal Entities: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of the management members and the corresponding proxy with signature notarized by a public notary's office.

b) Individuals: a proxy with signature notarized by a notary public.

In order to facilitate the work at the Meetings, the Company suggests that stockholders represented by proxies send a copy of the documents listed above by April 15, 2025 to the email address: drinvest@itau-unibanco.com.br.

The Company has implemented a remote voting system, in accordance with CVM Resolution No. 81/22, as amended, making it possible for its stockholders to send remote voting forms (i) directly to the Company, (ii) to the stockholders' respective custodians, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, according to the procedures described in the Manual of the Meeting.

São Paulo (SP), March 17, 2025.

Gustavo Lopes Rodrigues
Investor Relations Officer

6. Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting

At the Annual General Stockholders' Meeting

I. Management Accounts, Balance Sheets, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2024.

The Management Report was released together with the Financial Statements, having been approved by the Board of Directors at its meeting of February 5, 2025 and made available on that date on the website of the Brazilian Securities and Exchange Commission ("CVM") and on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en). Additionally, this document was published on February 20, 2025 in the O Estado de S. Paulo newspaper (printed version: pages B12 to B17 and digital version: pages 1 to 6 of the IR Section).

The Company's management proposes to the Meeting (a) the approval of the Management Accounts, Balance Sheets, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2024, except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes and, also, (b) the annulment, by operation of law, of the approval of his accounts related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit since, based on internal investigations completed on November 24, 2024, it was identified that the former management member, acting in violation of the internal policies and applicable legislation and regulation, was involved in a serious conflict of interests to his own benefit, in the relationship with a given and specific supplier of opinions of Itaú Unibanco S.A., a controlled company of the Company, related to him.

in this context, using, in an irregular manner, the powers and prerogatives of his position, approved payments to the above mentioned supplier by Itaú Unibanco S.A. in the historic total amount of R$10,455,000.00 (R$3,380,000.00 in 2021, R$1,850,000.00 in 2022, R$3,350,000.00 in 2023 and R$1,875,000.00 in 2024).

The investigations, run by the Company's Audit Committee and carried out by the Internal Audit Department, certified the absence of an impact on the Company's Financial Statements and pointed out that the conducts remained limited to Itaú Unibanco S.A., without affecting other companies that are part of the Itaú Unibanco Conglomerate. It also certified the absence of irregularities with respect to the contracting of other suppliers.

The Company's Independent Auditors (PricewaterhouseCoopers), when communicated about the matter and the amounts involved, and based on the investigated facts, did not indicate the need to reissue the respective auditor's reports, without qualifications, for 2021, 2022 and 2023.

II. Allocation of Net Income for 2024.

The Company recorded a net income for 2024 in the amount of R$37,317,701,999.57, according to the statement of income made available on February 5, 2025 on the website of CVM and on the Company's Investor Relations website (www.itau.com.br/relacoes--com-investidores/en), which was published together with the Financial Statements on February 20, 2025 in the O Estado de S. Paulo newspaper (printed version: pages B15 to B17 and digital version: pages 1 to 6 of the IR Section).

Considering the determination of said net income, according to the Financial Statements, its allocation is proposed as follows:

(a) R$1,406,001,001.61 to the Legal Reserve account; and

(b) R$28,104,118,374.47, gross, for the payment of dividends and interest on capital, in accordance with the option provided for in Article 9 of Law No. 9,249/95, and it should be stressed that such payment has already been made in full.

It is also proposed the allocation of R$7,807,582,623.49 and R$32,656,414.07 to the Statutory Reserves related to net income for the year and dividends and interest on capital prescribed over the year, respectively.

The allocation of net income, as specified in Attachment A to CVM Resolution No. 81/22, is presented in Attachment I to this document.

III. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next annual term of office.

The majority stockholder proposes that the Company's Board of Directors should be composed of thirteen (13) positions for the next annual term of office, and up to one (1) additional position may be filled through a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members' good performance in the period, their attendance at the meetings, and, also, their compliance with the eligibility criteria of the Company and its Management Nomination Policy, the reelection of the following members, on an individual basis, is proposed: Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen; Ricardo Villela Marino as Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela and João Moreira Salles, as members; and Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras, Pedro Luiz Bodin de Moraes as independent members, and also the election of Marcos Marinho Lutz, as an independent member.

According to Article 140, paragraph 2, of Brazilian Corporate Law, as well as Article 5 and following articles in Attachment K to CVM Resolution 80/22, in accordance with the self-declaration and assessment by the Board of Directors, the following members are considered independent members: Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes, and also Marcos Marinho Lutz, if the proposal for their election is approved.

With respect to the Fiscal Council, the majority stockholder proposes that the following members be reelected, namely Messrs. Gilberto Frussa and Eduardo Miyaki and João Costa and Leni Bernadete Torres da Silva Sansiviero, as effective members, as all of them meet the eligibility criteria provided for in Article 162 of Brazilian Corporate Law.

The stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, in the capacity of a preferred stockholder, announced that it has nominated two additional candidates for election: Marcelo Maia Tavares de Araújo as an effective member and Cristina Fontes Doherty as his alternate member, as both meet the eligibility criteria in Article 162 of Brazilian Corporate Law.

The detailed résumés of these candidates, as well as other information required by items 7.3 to 7.6 of Attachment C to CVM Resolution No. 80/22 are presented in Attachment III to this document.

IV. Definition of the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors, as well as the compensation of the members of the Company's Fiscal Council.

With respect to fiscal year 2025, irrespective of the year in which amounts were effectively attributed, paid or recorded in the Company's financial statements, it is proposed that the General Stockholders' Meeting approve the overall amount of R$812 million for the compensation of the Company's management members (members of the Board of Officers and the Board of Directors).

With regard to the members of the Fiscal Council, it is proposed that the General Stockholders' Meeting approve the individual monthly compensation of R$22,000.00 for the effective members and R $9,000.00 for the alternate members. The compensation of the Fiscal Council members will be valid until the Annual General Stockholders' Meeting of 2026.

The compensation amounts may be paid in local currency and in shares of the Company.

Our compensation policy is aimed at attracting, retaining and rewarding, in a meritocratic way, management members, in addition to encouraging them to keep prudent levels of risk exposure in the short-, medium- and long-term strategies when carrying out their business, in accordance with the interests of stockholders and the organization's culture, so that the Company can achieve sustainable results.

In the composition of the overall compensation to be approved at the Meeting, the following instruments are considered:

Fiscal Council

Monthly fixed compensation: fees in cash. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Board of Directors

Monthly fixed compensation: fees in cash, in line with market practices and this is revised as frequently as necessary to attract qualified professionals.

Annual fixed compensation in shares: fees in preferred shares of the Issuer. By 2024, the number of shares was determined and granted every three years and these shares were delivered in proportion to the number of terms of office completed in the period. Starting in 2025, they will be granted on an annual basis and one third of them will be paid every year.

Annual variable compensation in shares: fees in shares approved only in the event of a resolution of the Compensation Committee, subject to the guidelines in Resolution No. 5,177/24 of the National Monetary Council ("CMN"), with annual grants and deferred for at least three (3) years, and the annual portions are proportional to the deferral period.

Board of Officers

Monthly fixed compensation: fixed fees in cash, established in accordance with the job performed and based on internal equity, also allowing for flexibility in our different businesses. The definition of the amounts takes into consideration competitiveness in relation to the market.

Benefits: composed of health and dental care plan, checkup, pension, parking and life insurance.

Annual variable compensation: statutory profit sharing (in cash and in shares or stock-based instruments) approved by the Compensation Committee.

In accordance with CMN Resolution No. 5,177/24 ("Resolution on Compensation"), variable compensation is consistent with the risk management policies of the Company and its controlled companies and at least seventy percent (70%) of this variable compensation is converted into preferred shares of the Issuer or stock-based instruments, with the payment to management members being deferred for at least three (3) years and then made in annual installments in proportion to the deferral period.

Additionally, the Issuer has an institutional program called Partners Program, the purpose of which is to align short-, medium- and long-term risk management and the interests of the program's participants with those of our stockholders, benefiting them in proportion to the gains obtained by the Issuer and its stockholders and in which the management members with a history of relevant contribution and outstanding performance must tie a portion or the totality of their annual variable compensation to the acquisition of preferred shares of the Issuer ("Own Shares"). Through the maintenance of the ownership of these Own Shares, free of any liens or encumbrances, and compliance with the other suspensive conditions provided for in the Program Regulation for three (3) and five (5) years after the initial investment, the participants will be entitled to a return on the investment through the receipt of a consideration in preferred shares of the Issuer ("Partners Shares"), also within three (3) and five (5) years. The Partners Shares received as consideration remain unavailable for sale until the fifth (5th) year after the date of each investment made.

For the purpose of calculating the overall compensation amount paid in shares, the calculation criterion to be applied will be the value of the Company's preferred shares on B3 S.A. – Brasil, Bolsa, Balcão in 2025, the year in which the compensation is effectively attributable, irrespectively of the year it is effectively paid or recognized in the Company's financial statements.

Taking into consideration the Company's variable compensation deferral structure, the variable compensation amounts converted into shares or stock-based instruments for fiscal year 2024, to be effectively attributable in 2025, will be paid within a total deferral period of at least three (3) and at most five (5) years.

These deferred amounts may be reduced or not paid in the event of a decrease in the realized recurring net income of the Company or the business area applicable during the deferral period, except when such decrease or negative result arises from extraordinary unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of the management members. The Compensation Committee may decide to apply the malus even in these cases.

Also, we have the Clawback Policy, which consists of the recovery of compensation amounts granted or paid in excess to the target Officers in Attachment I of the Management Members' Compensation Policy in the event of the restatement of the Company's Financial Statements.

In addition to the amounts established at the General Stockholders' Meeting, management members may receive the Company's net income sharing, which, under the provisions in Article 152, paragraph 1, of Brazilian Corporate Law, is limited to either the annual compensation of management members or ten percent (10%) of the Company's net income, whichever the lowest.

The proposal for Compensation of Management Members, as specified in Item 8 of Attachment C to CVM Resolution No. 80/22, is presented in Attachment IV to this document.

At the Extraordinary Stockholders' Meeting

Taking into consideration that, on February 5, 2025, the Company's Board of Directors resolved to increase the subscribed and paid-up capital within the limit of the authorized capital provided for in the Bylaws, in the amount of thirty-three billion, three hundred and thirty-four million, sixty thousand and one hundred and ninety Brazilian reais (R$33,334,060,190.00), from ninety billion and seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00) to one hundred and twenty-four billion, sixty-three million, sixty thousand and one hundred and ninety Brazilian reais (R$124,063,060,190.00) through the capitalization of the amounts recorded in the Company's Profit Reserves – Statutory Reserves, the Company's management proposes to the Extraordinary General Stockholders' Meeting an amendment to the Bylaws.

V. Amendment to the Bylaws in order to:

a) reflect the new composition of capital as a result of the increase of capital within the limit of the authorized capital and the number of shares issued by the Company in view of the share bonus, in accordance with resolution of the Board of Directors of February 5, 2025. Accordingly, it is proposed that Article 3, head provision, of the Bylaws be amended; and

b) exclude from item 8.2, VII, any mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010, which was revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024.

VI. Consolidation of the Bylaws with the amendments mentioned in item "V" above.

Attachment V presents a consolidated copy of the Bylaws containing the amendments proposed here, duly highlighted, as well as a report describing the origin and justification for these proposed amendments, with an analysis of their legal and economic effects, in accordance with Article 12 of CVM Resolution No. 81/22.

ATTACHMENT

ATTACHMENT I

ATTACHMENT A TO CVM RESOLUTION No. 81/22 - ALLOCATION OF PROFIT

Allocation of Profit

We propose that profit for the year reported in the financial statements of December 31, 2024 prepared according to the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$37,317,701,999.57, is allocated as follows: **(a)** R$1,406,001,001.61 to the Legal Reserve (amount lower than 5% of profit for the year, taking into account the 20% limit of the capital provided for in Article 193 of the Law No 6,404/76); **(b)** R$28,104,118,374.47 for the payment of dividends and interest on capital, in accordance with the option provided for in Article 9 of Law No. 9,249/95; and **(c)** R$7,807,582,623.49 to the Statutory Revenue Reserves. We also propose allocation of R$32,656,414.07 to the Statutory Revenue Reserves, related to dividends and interest on capital prescribed over the year.

We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding.

We make monthly payments of dividends and interest on capital based on the stockholding position on the last business day of the previous month, on the first business day of the subsequent month and, occasionally, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these semiannual payments, management verifies the existing earnings, determines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and then estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, please see the items below, which were prepared in compliance with the requirements in Attachment A to CVM Resolution No. 81/22.

1. Inform profit for the year

R$37,317,701,999.57.

2. Inform the total and per share amount of dividends, including advance dividend payments and interest on capital already declared

The total amount distributed as advance dividend payments and interest on capital was R$28,104,118,374.47 (gross), of which R$25,859,040,405.62 was net of taxes. The total amount corresponds to the percentage of profit indicated in item 3 below. Therefore, a proposal will be submitted to the General Stockholders' Meeting for the ratification of the declarations and distributions already made and no new declarations will be proposed.

Net amount per share: R$2.629243.

The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or otherwise, is subject to withholding income tax in Brazil at the rate of 15%, or of 25% for stockholders that are resident or domiciled in a tax-haven jurisdiction or a jurisdiction under a privileged tax regime. Stockholders that are proven to be immune or exempt are not subject to this withholding tax.

3. Inform the percentage of profit for the year distributed

The net amount distributed as dividends and interest on capital corresponds to 72% of profit for the year adjusted by the amount allocated to the legal reserve.

4. Inform the total and per share amount of distributed dividends based on profit for prior years

Not applicable.

5. Deducted from any advance dividend payments and interest on capital already declared, please inform:

a. The gross amount of dividends and interest on capital, separately, per share type and class

There is not.

b. The form and term of payment of dividends and interest on capital

There is not.

c. Any adjustment and interest on dividends and interest on capital

There is not.

d. Date of the declaration of payment of dividends and interest on capital considered for the identification of stockholders that will be entitled to receive them

There is not.

6. Inform the amounts of dividends or interest on capital already declared and the date of the respective payments

Amount of dividends and interest on capital paid – Fiscal Year 2024							
Year	**Accrual Basis**	**Stockholding Position**	**Payment Date**	**Type of Event**	**Payment (R$ per share)**		**Total Net Amount per Share**
					Par Value	**Net**	
2025	February	01.31.2025	03.06.2025	JCP	0.017650	0.015000	
2024	January	12.30.2024	02.03.2025	JCP	0.017650	0.015000	2.629243
	IOC	02.17.2025	03.07.2025	JCP	0.333440	0.283424	
	Dividends	02.17.2025	03.07.2025	Dividends	1.250930	1.250930	
	IOC	12.09.2024	03.07.2025	JCP	0.310560	0.263976	
	IOC	09.19.2024	03.07.2025	JCP	0.272980	0.232033	
	IOC	06.20.2024	08.30.2024	JCP	0.251000	0.213335	
	IOC	03.21.2024	08.30.2024	JCP	0.241800	0.205530	
	December	11.29.2024	01.02.2025	JCP	0.017650	0.015000	
	November	10.31.2024	12.02.2024	JCP	0.017650	0.015000	
	October	09.30.2024	11.01.2024	JCP	0.017650	0.015000	
	September	08.30.2024	10.01.2024	JCP	0.017650	0.015000	
	August	07.31.2024	09.02.2024	JCP	0.017650	0.015000	
	July	06.28.2024	08.01.2024	JCP	0.017650	0.015000	
	June	05.31.2024	07.01.2024	JCP	0.017650	0.015000	
	May	04.30.2024	06.03.2024	JCP	0.017650	0.015000	
	April	03.28.2024	05.02.2024	JCP	0.017650	0.015000	
	March	02.29.2024	04.01.2024	JCP	0.017650	0.015000	
	February	01.31.2024	03.01.2024	JCP	0.017650	0.015000	

Payments of dividends scheduled for 2025						
Year	Accrual Basis	Stockholding Position	Payment Date	Type of Event	Payment (R$ per share)	
					Par Value	Net
2025	March	02.28.2025	04.01.2025	JCP	0.017650	0.015000
	April	03.31.2025	05.02.2025	JCP	0.017650	0.015000
	May	04.30.2025	06.02.2025	JCP	0.017650	0.015000
	June	05.30.2025	07.01.2025	JCP	0.017650	0.015000
	July	06.30.2025	08.01.2025	JCP	0.017650	0.015000
	August	07.31.2025	09.01.2025	JCP	0.017650	0.015000
	September	08.29.2025	10.01.2025	JCP	0.017650	0.015000
	October	09.30.2025	11.03.2025	JCP	0.017650	0.015000
	November	10.31.2025	12.01.2025	JCP	0.017650	0.015000
	December	11.28.2025	01.02.2026	JCP	0.017650	0.015000

7. Provide a comparative table indicating the following per share amounts by type and class:

a. Profit for the year and the previous three (3) years

R$	2024	2023	2022
Profit	37,317,701,999.57	33,388,878,797.32	29,694,512,230.17
Earnings per share	3.81	3.41	3.03

To calculate earnings per share, profit is divided by the weighted average number of shares outstanding at the end of the year.

b. Dividends and interest on capital distributed in the previous three (3) years

R$	2024	2023	2022
Common shares	2.6292	2.1932	0.8538
Preferred shares	2.6292	2.1932	0.8538

To calculate dividends/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding on the date of the stockholding position determined for each payment.

8. In the event of any allocation of profit to the legal reserve

a. Inform the amount allocated to the legal reserve

R$1,406,001,001.61.

b. Describe the calculation method of the legal reserve

Under the terms of Article 193 of Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) must be allocated to the Legal Reserve, which shall not exceed twenty percent (20%) of the capital, therefore, the value allocated was 3.77%.

9. In the event the company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in the event of a share split or reverse split.

b. Inform whether profit for the year is sufficient for the full payment of fixed or minimum dividends

Profit for the year was sufficient for the full payment of the minimum mandatory dividends.

c. Identify whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We have no different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$106,284,288.02.

e. Identify any fixed or minimum dividends paid per preferred share of each class

We have no different classes of preferred shares.

10. With respect to mandatory dividends

a. Describe the calculation method provided for in the Bylaws

Stockholders are entitled to receive as mandatory dividends, in each year, the minimum amount of twenty five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III thereof.

b. Inform whether it was fully paid

Mandatory dividends were fully paid in accordance with item 6 above.

c. Inform any retained amount

There were no retained amounts.

11. In the event of any mandatory dividend retained due to the company's financial position

There were no retained mandatory dividends.

12. In the event of any allocation of profit to the contingency reserve

There was no allocation of profit to the contingency reserve.

13. In the event of any allocation of profit to the unrealized revenue reserve

There was no allocation of profit to the unrealized revenue reserve.

14. In the event of any allocation of profit to the statutory reserves

a. Describe the statutory clauses that establish the reserve

As proposed by the Board of Directors, the General Stockholders' Meeting may resolve upon establishing a Statutory Revenue Reserve, which will be limited to 100% of the capital and its purpose is to secure funds for the payment of dividends, including as interest on capital or its advance payments, aimed at maintaining a payment flow to stockholders, and its balance may also be used as follows: **(i)** in share redemption, reimbursement or buyback operations, as set forth in legislation in force; and **(ii)** in capital increases, including through new shares bonuses.

The Reserve will be composed of funds: **a)** equivalent to up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always subject to the stockholders' right to receive mandatory dividends; **b)** equivalent to up to 100% of the realized portion of the Revaluation Reserves, recorded as retained earnings; **c)** equivalent to up to 100% of prior-year adjustment amounts, recorded as retained earnings; and **d)** arising from the credit corresponding to the advance dividend payments.

The balance of this reserve, added to the Legal Reserve, may not exceed the capital, under the terms of Article 199 of Law No. 6,404/76.

b. Amount allocated to the statutory reserves

Allocation to the Statutory Revenue Reserve: **(i)** related to profit for the year in the amount of R$7,807,582,623.49; **(ii)** related to dividends and interest on capital prescribed over the year in the amount of R$32,656,414.07.

c. Calculation method of the amount allocated to the reserve

The calculation method follows the provisions in the Bylaws, by allocating up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always subject to the stockholders' right to mandatory dividends.

15. In the event that retention of profit is provided for in a capital budget

There was no retention of profit.

16. In the event of any allocation of profit to the reserve for tax incentives

There was no allocation of profit to the reserve for tax incentives.

ATTACHMENT II

ITEM 2 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22

Item 2 – Executive Officers' Comments

2.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 2 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2024, and December 31, 2023. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)			
Cash	36,127	32,001	4,126	12.9
Financial assets at amortized cost	1,912,804	1,686,225	226,579	13.4
Central Bank of Brazil deposits	160,698	145,404	15,294	10.5
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	637,658	550,071	87,587	15.9
Loan and lease operations	1,025,493	910,590	114,903	12.6
Other financial assets	136,713	127,699	9,014	7.1
(-) Provision for Expected Loss	(47,758)	(47,539)	(219)	0.5
Financial assets at fair value through other comprehensive income	106,303	130,039	(23,736)	(18.3)
Financial assets at fair value through profit or loss	654,194	568,354	85,840	15.1
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	72,394	61,960	10,434	16.8
Tax assets	72,653	64,521	8,132	12.6
Total assets	**2,854,475**	**2,543,100**	**311,375**	**12.2**

<u>**December 31, 2024, compared to December 31, 2023.**</u>

<u>**Total assets**</u> increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This evolution is further described below:

Financial assets at amortized cost increased by R$226,579 million, or 13.4%, as of December 31, 2024, compared to December 31, 2023, mainly due to increases in our loan and lease operations and in interbank deposits, securities purchased under agreements to resell and securities.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$87,587 million, or 15.9%, as of December 31, 2024 compared to December 31, 2023, mainly due to an increase of (i) R$66,764 million in securities, mainly in corporate securities, especially in rural product notes (*Cédula do Produtor Rural*) and debentures; (ii) R$15,924 million in interbank deposits; and (iii) R$4,899 million in securities purchased under agreements to resell.

Please see "Note 4 - Interbank Deposits and Securities Purchased under Agreements to Resell", "Note 9 - Financial assets at amortized cost – Securities" to our audited consolidated financial statements in IFRS for further details.

Loan and lease operations increased by R$114,903 million, or 12.6%, as of December 31, 2024, compared to December 31, 2023, mainly due to the increases of (i) R$36,484 million in foreign loans –

Latin America, mainly as a result of the impact of foreign exchange variation; (ii) R$28,958 million in our individuals loan portfolio, especially due to increases of (a) R$12,750 million in mortgage loans; (b) R$6,731 million in credit card; and (c) R$5,112 million in personal loans; (iii) R$25,082 million in micro/small and medium companies, partly due to the growth in the credit portfolio of government programs and exchange rate variation; and (iv) R$24,379 million in corporate loans, also related to exchange rate variation, in addition to the demand of our customers.

Loan and Lease Operations, by asset type	As of		Variation
	December 31, 2024	December 31, 2023	%
	(In millions of R$)		
Individuals	445,574	416,616	7.0
Credit card	143,048	136,317	4.9
Personal loan	66,104	60,992	8.4
Payroll loans	74,524	73,472	1.4
Vehicles	36,637	33,324	9.9
Mortgage loans	125,261	112,511	11.3
Corporate	160,840	136,461	17.9
Micro/Small and Medium companies	194,192	169,110	14.8
Foreign Loans - Latin America	224,887	188,403	19.4
Total Loans and lease operations	**1,025,493**	**910,590**	**12.6**

Please see "Note 10 – Loan and Lease Operations" to our audited consolidated financial statements in IFRS for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders' equity as of December 31, 2024 and December 31, 2023. Please see our audited consolidated financial statements in IFRS for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)			
Financial Liabilities	2,239,979	2,001,691	238,288	11.9
At Amortized Cost	2,148,776	1,944,162	204,614	10.5
Deposits	1,054,741	951,352	103,389	10.9
Securities sold under repurchase agreements	388,787	362,786	26,001	7.2
Interbank market funds, Institutional market funds and other financial liabilities	705,248	630,024	75,224	11.9
At Fair Value Through Profit or Loss	86,275	53,331	32,944	61.8
Provision for Expected Loss	4,928	4,198	730	17.4
Insurance contracts and private pension	306,899	271,546	35,353	13.0
Provisions	19,209	19,744	(535)	(2.7)
Tax liabilities	11,345	9,202	2,143	23.3
Other liabilities	55,759	41,867	13,892	33.2
Total liabilities	**2,633,191**	**2,344,050**	**289,141**	**12.3**
Total stockholders' equity attributed to the owners of the parent company	**211,090**	**190,177**	**20,913**	**11.0**
Non-controlling interests	10,194	8,873	1,321	14.9
Total stockholders' equity	**221,284**	**199,050**	**22,234**	**11.2**
Total liabilities and stockholders' equity	**2,854,475**	**2,543,100**	**311,375**	**12.2**

Total liabilities and stockholders' equity increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$103,389 million, or 10.9%, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase of R$78,785 million in time deposits, as a result of our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

Please see "Note 15 – Deposits" to our audited consolidated financial statements in IFRS for further details.

Securities sold under repurchase agreements increased by R$26,001 million, or 7.2%, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase of R$25,418 million in right to sell or repledge the collateral.

Please see "Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements in IFRS for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$75,224 million, or 11.9%, as of December 31, 2024, compared to December 31, 2023, mainly due to increases of (i) R$43,649 million in interbank market funds, especially in import and export financing; and (ii) R$20,956 million in institutional market funds, especially in foreign loans through securities.

Please see "Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds" and "Note 18 – Other assets and liabilities" to our audited consolidated financial statements in IFRS for further details.

Insurance contracts and private pension increased by R$35,353 million, or 13.0%, as of December 31, 2024 compared to December 31, 2023, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL), as a result of the performance of the funds as a result of an increase in the index used to adjust private pension contracts and the higher portability volume.

Please see "Note 27 - Insurance Contracts and Private Pension" to our audited consolidated financial statements in IFRS for more information.

b) Capital structure

On December 31, 2024, capital stock is represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred and forty-eight (9,804,135,348) (9.804.135.348 on December 31, 2023) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) (4,958,290,359 on December 31, 2023) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) (4,845,844,989 on December 31, 2023) are preferred shares, the latter having no voting rights but, in the event of a sale of the company's controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million on December 31, 2024 (R$90,729 million on December 31, 2023).

In the past two fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2024	% of Total liabilities and stockholders' equity	12/31/2023	% of Total liabilities and stockholders' equity
Stockholder´s equity (1)	221.284	7.8%	199.050	7.8%
Third parties' capital (2)	2,633,191	92.2%	2,344,050	92.2%
Total equity	**2,854,475**	**100.0%**	**2,543,100**	**100.0%**

(1) Includes minority interest in subsidiaries

(2) Total liabilities exclusing stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2024, our Total Capital reached R$227,602 million, an increase of R$ 20,740 million compared to December 31, 2023. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 16.5% as of December 31, 2024, a decrease of (0.5) basis points compared to 17.0% as of December 31, 2023, driven by the net income for the period.

Additionally, the Fixed Assets Ratio (*Índice de Imobilização*) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2024, our Fixed Assets Ratio reached 18.5%, which presents a buffer of R$71,704 million.



15.2%
1.5%¹
13.7%
0.5%
-0.1%
-0.4%
15.0%
1.3%
13.7%
Tier I
Sep-24
Net Income in the quarter,Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets²
Tier I
Dec-24
Common Equity Tier I (CET1)
Additional Tier I (AT1)

(1) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958 Without this limit, the Tier I Capital Ratio would be 15.3% in Sep-24. (2) Excluding the exchange rate variation of the period, which was considered in the column of prudential and equity adjustments together with the capital index hedge.

As of December 31, 2024, our Tier I Capital Ratio reached 15.0%, composed of 13.7% of Core Capital and 1.3% of Additional Tier I Capital. Our Tier I Capital Ratio reached 0.2 percentage points compared to September 30, 2024, mainly due to the repurchases of debt that make up the capital, mainly due to the repurchases of debt that make up the Tier I and Tier II capital.

Please see "Note 32 – Risk and Capital Management" to our audited consolidated financial statements in IFRS for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i) Core Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii) Additional Capital: composed of perpetual instruments that meet eligibility requirements. Added to Core Principal, it makes up Tier I; and (iii) Tier II: composed of subordinated debt instruments with defined maturity that meet eligibility requirements. Added to Core Capital and Additional Capital, it makes up Total Capital.

c) Payment capacity in relation to financial commitments assumed

We ensure full payment capacity in relation to the financial commitments assumed and manage our liquidity reserves by estimating the resources that will be available for investment, considering the continuity of business under normal conditions.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco Holding operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by Itaú Unibanco Holding.

Itaú Unibanco Holding manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

The main regulatory liquidity indicators are detailed in item "e".

d) Sources of funding used for working capital and investments in noncurrent assets

The table below shows our average deposits and borrowings for the 12-month periods ended December 31, 2024, and 2023:

Liabilities	2024		2023	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**2,218,722**	**82.0%**	**1,983,947**	**81.1%**
Interest-bearing deposits	876,696	32.4%	798,378	32.6%
Savings deposits	176,347	6.5%	174,786	7.1%
Deposits from banks and time deposits	700,349	25.9%	623,592	25.5%
Securities sold under repurchase agreements	394,346	14.6%	328,637	13.4%
Interbank market debt and Institutional market debt	475,118	17.6%	438,861	17.9%
Interbank market debt	342,643	12.7%	316,590	12.9%
Institutional market debt	132,475	4.9%	122,271	5.0%
Reserves for insurance and private pension and Liabilities for capitalization plans	293,343	10.8%	254,228	10.4%
Other interest-bearing liabilities	179,219	6.6%	163,843	6.7%
Non-interest bearing liabilities	**282,320**	**10.4%**	**275,243**	**11.2%**
Non-interest bearing deposits	121,400	4.5%	118,046	4.8%
Other non-interest-bearing liabilities	160,920	5.9%	157,197	6.4%
Total stockholders' equity attributed to the owners of the parent company	**196,171**	**7.2%**	**180,105**	**7.4%**
Non-controlling interests	**9,181**	**0.3%**	**8,131**	**0.3%**
Total	**2,706,394**	**100.0%**	**2,447,426**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For further information on our sources of funding see "Note 15 – Deposits" to our audited consolidated financial statements.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and sênior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2024, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits in our, which represent interbank certificates of deposit (*Certificado de Depósito Interbancário*). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The table below shows the breakdown of our sources of funding in consolidated figures on December 31, 2024, and 2023.

Breakdown of the main sources of funds	2024	% of total funding	2023	% of total funding
	(In millions of R$, except percentages)			
Deposits	**1,054,741**	**53.1%**	**951,352**	**54.0%**
Demand deposits	124,920	6.4%	105,634	6.0%
Savings deposits	180,730	9.2%	174,765	9.9%
Time deposits	735,376	36.8%	656,591	37.3%
Interbank deposits	7,224	0.3%	6,448	0.4%
Other deposits	6,491	0.4%	7,914	0.4%
Securities sold under repurchase agreements	**388,787**	**20.2%**	**362,786**	**20.6%**
Interbank market funds	**372,294**	**19.4%**	**328,645**	**18.6%**
Real estate credit bills	52,112	2.7%	48,955	2.8%
Rural credit bills	49,744	2.6%	39,072	2.2%
Financial bills	70,083	3.6%	81,197	4.6%
Guaranteed real estate bills	64,491	3.4%	59,190	3.4%
Import and export financing	117,921	6.1%	87,144	4.9%
On-lending-domestic	17,943	1.0%	13,087	0.7%
Institutional market funds	**140,547**	**7.3%**	**119,591**	**6.8%**
Subordinated debt	45,224	2.4%	46,677	2.6%
Foreing loans through securities	75,912	3.9%	62,692	3.6%
Funding from structured operations certificates	19,411	1.0%	10,222	0.6%
Total	**1,956,369**	**100.0%**	**1,762,374**	**100.0%**

e) Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our board of directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiaries has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (i.e., targeted capital increases).

CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as us and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2024, and 2023:

Operational Liquidity Reserve	As of December 31, 2024	As of December 31, 2023	2024 Average Balance(1)
	(In millions of R$)		
Cash	36,127	32,001	35,550
Securities purchased under agreements to resell – Funded position (2)	50,461	58,714	71,185
Unencumbered government securities (3)	154,526	147,861	142,177
Operational reserve	**241,114**	**238,576**	**248,912**

(1) Average calculated based on audited consolidated financial statements.

(2) Net of R$7,031 (R$9,008 at 12/31/2023), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to the effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aiming to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. The Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

Set out below is a discussion of our LCR for the three-month periods ended on December 31, 2024, and 2023 and our NSFR as of December 31, 2024 and 2023.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	Three-month period ended December 31,	
	2024	2023
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	362,609	371,763
Cash Outflows[2]	409,051	384,959
Cash Inflows[3]	245,188	191,181
Total Net Cash Outflows	163,863	193,779
LCR%	**221.3%**	**191.8%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2024, was 221.3% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31,	
	2024	2023
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,375,854	1,246,214
Total Required Stable Funding (RSF)[2]	1,127,870	982,376
NSFR (%)	**122.0%**	**126.9%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2024, our ASF totaled R$1,375,9 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$1,127.9 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

As of December 31, 2024, our NSFR was 122.0% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of debts, also describing:

I – Significant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail business segment. Total funds from clients reached R$1,567.6 billion (R$1,399.6 billion on December 31, 2023), and noteworthy were time deposits. Of these total funds, 69.5%, or R$1.089,3 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings deposits - is fairly consistent: the sum of balances grows over time and cash inflows are in excess of outflows when comparing the monthly flow averages.

The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from customers	12/31/2024			12/31/2023		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**894,482**	**1,054,741**		**817,050**	**951,352**	
Demand deposits	124,920	124,920	8.0%	105,634	105,634	7.6%
Savings deposits	180,730	180,730	11.5%	174,765	174,765	12.5%
Time deposits (1)	580,855	735,376	46.9%	527,841	656,591	46.9%
Other	7,977	13,715	0.9%	8,810	14,362	1.0%
Interbank market funds (1)	189,700	372,294	23.7%	200,886	328,645	23.5%
Funds from own issue (2)	-	2	-	-	8	-
Institutional market funds	5,163	140,547	9.0%	1,106	119,591	8.5%
Total	**1,089,345**	**1,567,584**	**100.0%**	**1,019,042**	**1,399,596**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the many bankruptcy estate's creditors are repaid according to order of priority. Particularly in relation to debts comprising the Issuer's indebtedness, the following order of priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the Issuer's Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists among the many unsecured creditors or the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2024	12/31/2023
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,294	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,033	1,052
	50	2019	2028	CDI + 0.72%	-	71
	2,281	2019	2029	CDI + 0.75%	-	3,227
	450	2020	2029	CDI + 1.85%	715	633
	106	2020	2030	IPCA + 4.64%	166	151
	1,556	2020	2030	CDI + 2%	2,486	2,199
	5,488	2021	2031	CDI + 2%	8,443	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,027	1,029
	1,161	2023	2034	102% of CDI	1,198	1,141
	108	2023	2034	CDI + 0.2%	112	107
	122	2023	2034	10.63%	126	121
	700	2023	Perpetual	CDI + 1.9%	712	713
	107	2023	2034	IPCA + 5.48%	114	106
	530	2024	2034	100% of CDI	541	-
	3,100	2024	2034	CDI + 0.65%	3,226	-
	1,000	2024	Perpetual	CDI + 0.9%	1,033	-
	2,830	2024	Perpetual	CDI + 1.1%	2,834	-
	470	2024	2039	102% of CDI	481	-
				Total	**25,541**	**20,256**
Subordinated euronotes - USD						
	1,250	2017	Perpetual	7.72%	-	6,042
	750	2018	Perpetual	7.86%	4,746	3,709
	750	2019	2029	4.50%	-	3,640
	700	2020	Perpetual	4.63%	4,404	3,441
	501	2021	2031	3.88%	3,080	2,430
				Total	**12,230**	**19,262**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,578	1,366
	97,962	2009	2035	4.75%	1,248	1,060
	1,060,250	2010	2032	4.35%	124	105
	1,060,250	2010	2035	3.90% to 3.96%	286	242
	1,060,250	2010	2036	4.48%	1,363	1,152
	1,060,250	2010	2038	3.93%	993	839
	1,060,250	2010	2040	4.15% to 4.29%	765	647
	1,060,250	2010	2042	4.45%	373	315
	57,168	2014	2034	3.80%	488	412
				Total	**7,218**	**6,138**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	208	186
	780,392	2014	2024	LIB	-	835
				Total	**208**	**1,021**
Subordinated bonds - USD						
	172	2023	2024	8.90%	22	-
	878	2024	2024	7.18%	5	-
				Total	**27**	**-**
Total					**45,224**	**46,677**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issuance of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions

Itaú Unibanco Holding S.A. (Issuer) set up a program to issue and distribute notes through certain financial intermediaries (Program) in March 2010. This Program, as currently existing, establishes that Itaú Unibanco Holding S.A. itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to their terms, to make up Tier I or Tier II of the Issuer's Referential Equity (Notes) up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due under the corresponding Note (nonpayment); (ii) noncompliance with any other material obligations assumed under

the corresponding Note other than the financial obligation to pay the amounts due under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or by its material subsidiaries (construed as those accounting for at least 10% of the total consolidated assets disclosed in the latest annual balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding's regulatory capital (cross default); (iv) dissolution (provided that is not related to a corporate transaction in which all of Itaú Unibanco Holding's obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment); (ii) dissolution (provided that is not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955, of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer's Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the head provision of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity provides for: (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned: (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to shares eligible to the Issuer's Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of the situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Events of Default applicable to Subordinated Notes eligible to make up the Issuer's Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment), even though its occurrence will not cause the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the scope of Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii).

Up to December 31, 2024, none of the aforementioned financial covenants have been breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (Issuances) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to five hundred million reais (R$500.000.000,00), payable in U.S. dollars, issued on November 23, 2010, settled on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP codes and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred and fifty million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed through the reopening of the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP codes and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred and fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, settled on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred and seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, settled on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred and seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, settled on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x) Eighth Issuance: Senior Notes amounting to one billion and fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred and fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred and fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, settled on November 21, 2024, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiii) Eleventh Issuance: Tier II Subordinated Notes amounting to seven hundred and fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, settled on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvii) Fifteenth Issuance: Tier II Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xviii) Sixteenth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on February 27, 2025, with maturity on February 27, 2030, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Merger, Amalgamation or Disposal of Assets. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as amalgamation, merger and spin-off processes) without the consent of the owners of the Notes, provided that:

(i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other Program obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) based on any public announcement related to the transaction and before its completion, the Issuer delivers to the trustee a representation executed by its legal representatives, stating that the asset disposal in question is in compliance with the conditions and restrictions above, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

As described above, Senior Notes are subject to default of other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its material subsidiaries (cross acceleration), in an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital. Taking into account the issuances of Senior Notes issued and not settled, the percentage of financial debt subject to cross acceleration is 0.2%[1].

g) Limits on financing raised and percentages already used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management considers the current BIS ratio (16.5% based on the Prudential Conglomerate, of which 15.0% of Tier I and 1.5% of Tier II) to be appropriate. Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$117,278 million (R$109,660 million on December 31, 2023),

---

[1] The indebtedness ratio was calculated taking into account the Senior Notes issued and not settled related to the Thirteenth Issuance, item (xv) above, in the amount of five hundred million U.S. dollars (US$500,000,000.00), corresponding to three billion, eighty-eight million, seven hundred thousand reais (R$3,088,700,000.00), divided by the total Funding and Borrowings and Onlending in the amount Brazilian reais R$1,976,854,000,000.00) (Note 7 to the Financial Statements under BRGAAP), totaling 0.2%. The exchange rate on December 30, 2024, of R$6.1774 was considered.

higher than Additional Core Capital of R$49,049 million (R$42,526 million on December 31, 2023), widely covered by available capital.

h) Significant changes in each item of the statements of income and of cash flows

The analysis of statements of income and of cash flows is in items 2.2 a) and 2.1 e), respectively, of this form.

2.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2024, and 2023

Highlights

Our statement of income for the year ended December 31, 2023, reflects the results of Banco Itaú Argentina for the seven-month period ended July 31, 2023, whereas our statement of income for the year ended December 31, 2024, no longer reflects any results from Banco Itaú Argentina.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2024, and 2023.

Please see our audited consolidated financial statements in IFRS for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation	
	2024	2023	R$ million	%
	(In millions of R$)			
Operating revenues	**168,050**	**154,971**	**13,079**	**8.4**
Net interest income[(1)]	103,848	97,712	6,136	6.3
Non-interest income[(2)]	64,202	57,259	6,943	12.1
Expected loss from financial assets	**(32,311)**	**(30,445)**	**(1,866)**	**6.1**
Other operating income (expenses)	**(88,183)**	**(84,826)**	**(3,357)**	**4.0**
Net income before income tax and social contribution	**47,556**	**39,700**	**7,856**	**19.8**
Current and deferred income and social contribution taxes	(5,428)	(5,823)	395	(6.8)
Net income	**42,128**	**33,877**	**8,251**	**24.4**
Net income attributable to owners of the parent company	**41,085**	**33,105**	**7,980**	**24.1**

(1) Includes:

(i) interest and similar income (R$242,258 million and R$222,385 million in the years ended December 31, 2024 and 2023, respectively);
(ii) interest and similar expenses (R$(167,278) million and R$(158,250) million in the years ended December 31, 2024 and 2023, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$32,011 million and R$29,145 million in the years ended December 31, 2024 and 2023, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$(3,143) million and R$4,432 million in the years ended December 31, 2024 and 2023, respectively).

(2) Includes commissions and banking fees (R$47,071 million and R$45,731 million in the years ended December 31, 2024 and 2023, respectively), Income from insurance contracts and private pension (R$6,982 million and R$6,613 million in the years ended December 31, 2024 and 2023, respectively) and other income (R$10,149 million and R$4,915 million in the years ended December 31, 2024 and 2023, respectively).

<u>2024 compared to 2023</u>

Net income attributable to owners of the parent company increased by 24.1% to R$41,085 million for the year ended December 31, 2024, from R$33,105 million for the same period of 2023. This is mainly due to an 8.4%, or R$13,079 million increase in operating revenues, partially offset by a 4.0%, or R$3,357 million, increase in other operating expenses, and a 6.1%, or R$1,866 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$6,136 million, or 6.3%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to increases in the following line items (i)

R$19,873 million in interest and similar income, mainly due to increases of R$9,474 million in financial assets at fair value through other comprehensive income, and R$8,319 million in loan operations income mainly as a result of an increase in the volume of loan and lease operations of 12.6%; and (ii) R$2,866 million in income of financial assets and liabilities at fair value through profit or loss. These increases were partially offset by an increase of R$9,028 million in interest and similar expense and a decrease of R$7,575 million in foreign exchange results and exchange variations in foreign transactions.

- **Interest and similar income** increased by 8.9% for the year ended December 31, 2024, compared to the same period of 2023, as a result of an increase in interest income from financial assets at fair value through other comprehensive income, and the growth of our loan portfolio, across all business segments.
- **Interest and similar expenses** increased by 5.7% for the year ended December 31, 2024, compared to the same period of 2023, due to an increase of R$17,057 million in expenses from interbank market funds, mainly due to an increase in the volume of our operations. This increase was offset by decreases in the following line items: (i) R$5,362 million in expenses from securities sold under repurchase agreements, driven by lower market rates; and (ii) R$3,019 million in expenses from deposits, as a result of the lower average remuneration rate, which has led to efficiencies in our funding.

Please see "Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss" to our audited consolidated financial statements in IFRS for further details on interest and similar expenses.

The managerial adjustments of tax effects represented R$6,694 million of our net interest income for the year ended December 31, 2024, compared to R$4,991 million for the same period of 2023. Considering this managerial adjustment, net interest income was R$110,542 million, an increase of R$7,839 million, for the year ended December 31, 2024, compared to the same period of 2023.

Non-interest income increased by 12.1%, or R$6,943 million for the year ended December 31, 2024, compared to the same period of 2023. This increase was mainly due to: (i) a 106.5%, or R$5,234 million, increase in other income, mainly due to the increase in income from the energy trading desk as a result of higher energy prices being traded in the market; (ii) a 2.9%, or R$1,340 million, increase in commissions and banking fees, as a result of higher revenue from investment banking activities. Our income from insurance contracts and private pension increased by 5.6%, or R$369 million, as a result of the higher insurance sales, mainly related to life and credit life, offset by the lower financial result for the period.

The following chart shows the main components of our banking service fees for the years ended December 31, 2024 and 2023:


Commissions and Banking Fees
47.071
45.731
3,608
4,920
2,126
2,782
3,112
3,596
2,031
2,544
21,177
Others
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see "Note 22 – Commissions and Banking Fees" to our audited consolidated financial statements in IFRS for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$1,866 million, or 6.1%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to an increase in expected loss with other financial asset of R$3,961 million for the year ended December 31, 2024, compared to the same period of 2023. This increase was partially offset by a reduction in expected loss with loan and lease operations.

Please see "Note 10 — Loan and Lease operations" to our audited consolidated financial statements in IFRS for further details on our loan and lease operations.

- **Non-performing loans:** We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio.

  As of December 31, 2024, our 90-day NPL ratio was 2.6%, a decrease of 50 basis points compared to December 31, 2023. This decrease was due to the decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages and to the decrease of 30 basis points in the NPL ratio of our companies' loan portfolio, compared to December 31, 2023.

  We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

  As of December 31, 2024, our 15 to 90 days NPL ratio was 2.0%, a decrease of 30 basis points when compared to December 31, 2023. During this period our 15 to 90-day NPL ratio decreased by 20 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies' loan portfolio decreased by 20 basis points as of December 31, 2024 compared to December 31, 2023.

  The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2023, through December 31, 2024:


90-day NPL Ratio
4.5%
4.3%
4.3%
4.2%
3.9%
3.1%
3.0%
3.0%
2.9%
2.6%
1.4%
1.4%
1.4%
1.3%
1.1%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
Total
Companies
Individuals


15 to 90-days NPL Ratio
3.3%
3.5%
3.4%
3.3%
3.1%
2.3%
2.4%
2.3%
2.2%
2.0%
1.0%
1.1%
1.0%
0.9%
0.8%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24
Total
Companies
Individuals

Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2024, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 215% compared to a ratio of 216% as of December 31, 2023. The decrease in the total coverage ratio was mainly driven by the lower allowance for loan losses, which was mainly impacted by the reversal of a provision for a specific client in the corporate segment in Brazil.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2023, through December 31, 2024:


Coverage Ratio (90 days) (1)
216%
221%
215%
205%
215%
Dec/23
Mar/24
Jun/24
Sep/24
Dec/24

(1) Data presented in BRGAAP

Other Operating Expenses increased by 4.0% to an expense of R$88,183 million for the year ended December 31, 2024, from an expense of R$84,826 million for the same period of 2023. This increase was mainly due to the R$3,657 million, or 4.8%, increase in our general and administrative expenses for the year ended December 31, 2024. This increase was due to: (i) the effects of our annual collective wage agreement, which includes a 4.64% adjustment on salaries and benefits from September

2024 onwards; (ii) the increase in profit sharing expenses; and (iii) higher expenses from the energy trading desk, due to higher energy prices being traded in the market.

Please see "Note 23 – General and Administrative Expenses" to our audited consolidated financial statements in IFRS for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$5,428 million for the year ended December 31, 2024, from an expense of R$5,823 million in the same period of 2023, mainly driven by the increase in other non-deductible expenses net of non-taxable income.

The managerial adjustments of tax effects, as mentioned in "net interest income," amounted to R$5,781 million in current and deferred income and social contribution taxes for the year ended December 31, 2024, compared to R$4,855 million for the same period of 2023. Considering this fiscal effect, current and deferred income and social contribution taxes was R$11,209 million, an increase of R$531 million during this period.

Please see "Note 24 – Taxes" to our audited consolidated financial statements in IFRS for further details.

b) Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client's creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material

We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4,557 of February 23, 2017, and Resolution No. 111 of July 6, 2021, of the Central Bank of Brazil.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management's dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified, minimizing possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, carried out with a trading intention.

Trading portfolio	Exposures	12/31/2024 (*)			12/31/2023 (*)		
Risk factors	Risk of variations in:	Scenarios			Scenarios		
		I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-0.3	-26.8	-129.3	-0.4	-103.1	-209.8
Currency Coupon	Foreign Exchange Coupon Rates	0.2	-200.9	-381.1	0.0	-40.0	-81.7
Foreign Currency	Foreign Exchange Rates	-2.5	33.2	22.6	0.0	-77.0	-33.2
Price Indices	Inflation Coupon Rates	0.0	-8.3	-21.6	0.0	1.5	1.2
TR	TR Coupon Rates	0.0	0.0	0.0	0.0	0.0	0.0
Equities	Prices of Equities	2.3	174.3	332.4	0.0	196.3	250.2
Other	Exposures that do not fall under the definitions above	0	-40.1	-85.3	0.0	-24.2	-70.4
Total		**-0.3**	**-68.6**	**-262.3**	**-0.4**	**-46.5**	**-143.7**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2024 (*)			12/31/2023 (*)		
Risk factors	Risk of variations in:	Scenarios			Scenarios		
		I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-12.9	-4,673.9	-8,996.3	-13.4	-3,253.4	-6,285.7
Currency Coupon	Foreign Exchange Coupon Rates	-1.4	-435.5	-831.1	-0.9	-267.0	-499.3
Foreign Currency	Foreign Exchange Rates	4.2	-29.2	-0.9	0.9	-78.5	-30.0
Price Indices	Inflation Coupon Rates	0.7	-71.9	-183.4	-0.8	-92.0	-226.5
TR	TR Coupon Rates	-1.1	-353.9	-671.6	0.2	-61.0	-174.9
Equities	Prices of Equities	5.1	104.1	192.0	5.6	90.5	41.8
Other	Exposures that do not fall under the definitions above	0.0	-40.1	-85.3	0.1	-26.0	-73.9
Total		**-5.4**	**-5,500.40**	**-10,576.6**	**-8.3**	**-3,687.4**	**-7,248.5**

(*) Amounts net of tax effects.

To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among these many factors:

Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices;

Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor.

Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2024, total average Value at Risk (VaR) under historical simulation amounted to R$939 million, or 0.5%, of total equity (for the whole of 2023 it was R$931 million, or 0.5%, of total equity).

Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, since it is primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section "Currency Risk" of the Complete Financial Statements (IFRS), Note 32 – Risk and Capital Management for further information.

The gap management policy adopted by the CSRML takes into consideration the tax effects related to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are given a specific treatment, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low-risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The information below was prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$110.9 billion on December 31, 2024, under the gap management policy adopted as mentioned above. Note that the bank applies either economic hedge or accounting hedge to net investments abroad.

R$ million

Exchange Rate Sensitivity	For The Year Ended December 31, 2024				
	Brazilian currency	Denominated in foreign currency(1)	Indexed to foreign currency(1)	Total	% of amounts denominated in and indexed to foreign currency of total
		(In millions of R$, except percentages)			
Assets	**2,164,453**	**625,431**	**64,591**	**2,854,475**	**24.2**
Cash	6,548	28,003	1,576	**36,127**	81.9
At Amortized Cost	1,457,521	404,906	50,377	**1,912,804**	23.8
Deposits in the Central Bank of Brazil	160,698	0	0	**160,698**	0.0
Interbank deposits	26,703	40,228	0	**66,931**	60.1
Securities purchased under agreements to resell	238,593	4,627	0	**243,220**	1.9
Securities	285,484	24,908	17,115	**327,507**	12.8
Loan operations and lease operations portfolio	675,202	316,813	33,478	**1,025,493**	34.2
Other financial assets	110,521	26,192	0	**136,713**	19.2
(-) Provision for Expected Loss	-39,680	-7,862	-216	**-47,758**	16.9
At Fair Value Through Other Comprehensive Income	31,313	74,990	0	**106,303**	70.5
Securities	31,313	74,990	0	**106,303**	70.5
At Fair Value Through Profit or Loss	546,134	96,229	11,831	**654,194**	16.5
Securities	532,740	26,256	1,147	**560,143**	4.9
Derivatives	11,782	69,973	10,684	**92,439**	87.3
Other financial assets	1,612	0	0	**1,612**	0.0
Insurance contracts	66	0	0	**66**	0.0
Investments in associates and joint ventures	10,072	2	0	**10,074**	0.0
Fixed assets, net	8,652	541	0	**9,193**	5.9
Goodwill and Intangible assets, net	16,065	7,932	0	**23,997**	33.1
Tax assets	67,134	4,734	785	**72,653**	7.6
Other assets	20,948	8,094	22	**29,064**	27.9
Percentage of total assets	**75.8**	**21.9**	**2.3**	**100**	
Liabilities and Stockholders' Equity	**2,113,102**	**710,524**	**30,849**	**2,854,475**	**26.0**
At Amortized Cost	1,496,767	626,356	25,653	**2,148,776**	30.3
Deposits	744,570	309,702	469	**1,054,741**	29.4
Securities sold under repurchase agreements	337,280	51,507	0	**388,787**	13.2
Interbank market debt	254,221	103,474	14,599	**372,294**	31.7
Institutional market debt	44,952	85,258	10,337	**140,547**	68.0
Other financial liabilities	115,745	76,415	247	**192,407**	39.8
At Fair Value Through Profit or Loss	15,310	65,779	5,186	**86,275**	82.3
Derivatives	14,766	65,461	5,186	**85,413**	82.7
Structured notes	0	318	0	**318**	100.0
Other financial liabilities	544	0	0	**544**	0.0
Provision for Expected Loss	4,289	629	10	**4,928**	13.0
Loan Commitments	3,648	292	0	**3,940**	7.4
Financial Guarantees	641	337	10	**988**	35.1
Contracts for insurance and private pension	306,899	0	0	**306,899**	0.0
Provisions	19,070	139	0	**19,209**	0.7
Tax liabilities	8,273	3,072	0	**11,345**	27.1
Other liabilities	41,210	14,549	0	**55,759**	26.1
Non-controlling interests	10,194	0	0	**10,194**	0.0
Total stockholders' equity attributed to the owners of the parent	211,090	0	0	**211,090**	0.0
Percentage of total liabilities and stockholders' equity	**74**	**24.9**	**1.1**	**100**	

1) Predominantly U.S. dollar.

2.3. Executive officers should comment on:

a. changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2

In 2024 there were no significant changes to accounting policies.

In 2023, IFRS 17 – Insurance Contracts was adopted: This pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts beginning on or after January 1, 2023, with a transition date of January 1, 2022, for comparative purposes. The transition approach adopted was the modified retrospective approach.

Until December 31, 2021, we decided not to change our accounting policies for insurance contracts, which follow IFRS 4, based on generally accepted accounting practices in Brazil (BRGAAP):

• Private Pension Plans - Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates), specifying annuity rates to the policyholder.

• Insurance premiums - Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

• Insurance contract liabilities - Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

• Liability Adequacy Test - we test liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in effect at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

Transition to IFRS 17

The main changes identified by us due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance and private pension contracts.

(i) Aggregation and measurement of insurance and private pension contracts

IFRS 17 requires that insurance contracts be grouped considering similar risks, their management, the period for which the contract was issued and the expected profitability at the time of initial recognition The groups of insurance and private pension contracts refer to contracts issued in the quarter.

We group insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

Insurance portfolio is mainly made up of products covering people and damage and is broken down into groups of contracts effective for up to one year and contracts with longer terms. The Private Pension portfolio is made up of products with survivorship and death and disability risk coverage, and it is broken down into three groups: risk coverage plans, and survivorship plans with and without a direct participation feature.

To measure the groups of insurance and pension plan contracts, we use three measurement approaches: BBA, VFA and PAA, based on the characteristics of the insurance and pension plan contracts:

• Building Block Approach (BBA): applicable to all insurance contracts without direct participation features and corresponds to the general model. This approach is used to insurance and pension plan contracts with coverage term longer than one year or those that are onerous.

• Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features, which are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. This approach is adopted for private pension plans, namely *Plano Gerador de Benefícios Livres* (PGBL - Defined Contribution Pension Plan) and *Vida Gerador de Benefícios Livres* (VGBL - Life Insurance Plan with Survival Coverage) since contributions paid by

policyholders result in a return based on the profitability of the investment fund specially created and in which funds are invested. The policyholder is then able to earn income after the accumulation period.

• Premium Allocation Approach (PAA): applicable to contracts with terms of up to 12 months or when they produce results similar to those that would be obtained if the general model was used. This approach is used to insurance contracts with coverage terms of one year or less.

The initial recognition of the groups of insurance and private pension contracts is based on the total of the following:

• Contractual Service Margin, which represents the unearned profit that will be recognized as the insurance policy is realized.

• Fulfillment cash flow, made up by the present value of the cash flow estimates of inflows and outflows over the coverage period of the portfolio, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required for bearing the uncertainty of non-financial factors about amount and timing of future cash flows that arises.

Assets and Liabilities for insurance and pension plan contracts are subsequently segregated between:

• Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension - PGBL and VGBL portfolio, the contractual service margin is recognized according to the provision of the insurance risk management service, and in the other portfolios, it is recognized on a straight-line basis over the term of the contract.

• Asset or Liability for Incurred Claims: represented by the fulfillment cash flows related to services already provided, that is, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

We adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance and private pension contracts in effect on the transition date. We used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, we estimated future cash flows on the transition date, adjusting them for historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The contractual service margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined

We prepared comparative information for 2022 in compliance with IFRS 17, and the amounts related to insurance contracts from previous periods were classified, measured, and presented according to the previous standard (IFRS 4 - Insurance Contracts).

For portfolios of long-term insurance and private pension contracts, except for Private Pension - PGBL and VGBL portfolio, we opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and Income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension - PGBL and VGBL, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, we partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through

Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about the accounting policies.

b. modified opinions and emphases in the auditor's report

There were no qualifications or emphases in the auditor's report for 2024 and 2023.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of Results per segment

The current business segments of Itaú Unibanco are described below:

Retail Business: Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

Wholesale Business: Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

b) incorporation, acquisition or disposal of ownership interest

BANCO ITAÚ ARGENTINA S.A.

After meeting certain precedent conditions set forth in the agreement and obtaining the required regulatory authorizations in Argentina, we sold of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., or Macro. On closing of the transaction, we received from Macro the amount of US$50 million through its subsidiary.

The transaction was completed on November 3, 2023, and the non-recurring impact of this transaction was recorded in our income statement for the third quarter of 2023, with a negative impact of R$1,212 million.

BANCO ITAÚ CHILE (FORMERLY NAMED ITAÚ CORPBANCA).

In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: Itaú Corpbanca ("Itaú CorpBanca", known as Banco Itaú Chile). On the same date, we entered into the Shareholders' Agreement of Itaú CorpBanca, which entitled us to appoint, together with the Corp Group Banking S.A, the former controlling stockholder of CorpBanca and the majority of the members of Itaú CorpBanca's board of directors. In 2021, we increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Itaú CorpBanca's Shareholder's Agreement, and the exercise of our subscription rights, arising from Itaú CorpBanca's capital increase.

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring

of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United State ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital.

On March 2, 2023, as disclosure in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by the IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponded up to 34.38% of Banco Itaú Chile´s total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADS of Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their Shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023 ("Settlement Date"), the IUH now holds, directly or indirectly, Shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. With the settlement of the tender offers, we held 66.69% of Banco Itaú Chile's total capital stock, that later increased to 67.42% after additional acquisitions made in November, 2023.

Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York branch. It operates in two main geographic areas: Chile and Colombia. The Chilean business unit also includes operations carried out by Itaú Chile New York branch and the Colombia segment also includes the operations carried out by Itaú (Panama) S.A.

Business segments in Chile have been strategically aligned onto three areas directly related not only to our medium-term strategy but to our customers' needs: 1) Wholesale Banking (a. Corporate, b. Large Companies and c. Real Estate and Construction); 2) Retail Banking (a. Itaú Personal Bank, b. Itaú Branches, c. Itaú Private Bank, d. Midsize Companies, e. SMEs and f. Banco Condell, our Consumer Finance Division); and 3) Treasury. Itaú Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

AVENUE

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd, or Avenue.

The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.

TOTVS

On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

The completion of this transaction was approved by CADE on October 17, 2022, and by the Central Bank on June 22, 2023.

The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million.

In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals.

Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

IDEAL

On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal.

This transaction will be carried out in two phases over five years. In the first phase, closed on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.

ORBIA

According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda.also have equity interests. This transaction was completed on April 28, 2023.

***XP* INVESTIMENTOS**

On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital.

In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart

in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc.

XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022.

During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.

During 2024 we sold all of our remaining shares of XP Inc. and, as a result, on December 31, 2024, we did not hold any capital stock of XP Inc.

ZUP

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

This acquisition was implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed on May 31, 2023, we acquired an additional 19.6% stake of the capital stock of Zup, followed by the acquisition of 65,556 shares, corresponding to 0.6051% of the total capital stock of Zup from one of its former shareholders on June 13, 2023. On March 28, 2024, we concluded the third and final phase of this transaction with the acquisition of the remaining stake, becoming its sole shareholder.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no material unusual events in 2024.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were:

In 2024:

(i) result of the partial disposal of interest in XP Inc. in the amount of R$(261) million.

2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a. inform the amount of non-accounting measures

No non-accounting measures were disclosed in the previous year in our financial statements under IFRS.

b. perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements

There isn't.

c. explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations

There isn't.

2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

On February 5, 2025, the Board of Directors approved the following proposal: (i) a capital increase of R$33,334 million, from R$90,729 to R$124,063, through the capitalization of the amounts recorded in the Revenue Reserves – Statutory Reserves; (ii) that capital will be increased with the issue of 980,413,535 new book-entry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, to be attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, and the treasury shares will also receive bonus shares.

Additionally, on the same date, the Board of Directors resolved upon the Stock Buyback Program: (i) early terminate, as of this date, the current program approved that would terminate on August 4, 2025; and (ii) approve the new program, which will become effective as of this date through February 5, 2026, authorizing the purchase of up to 200,000,000 preferred shares issued by the Company, with no reduction of capital. The purposes of the new stock buyback program are to: (a) cancel the shares issued by the Company, and the Board of Directors resolved upon the allocation of R$3 billion from the earnings for 2024 for such purpose; and (b) provide for the delivery of shares to our employees and management members within the scope of its compensation models, long-term incentive plans and institutional projects. The stock buybacks will be carried out on a stock exchange at market value and intermediated by Itaú Corretora de Valores S.A.

2.7. Executive officers should comment on allocation of profit, indicating:

The Board of Directors submits to the Annual General Stockholders' Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are:

(i) 5% to the Legal Reserve, generally; although, since it should not exceed 20% of capital stock, 3.77% went to the year;

(ii) distribution of dividends to stockholders (please see items "b" and "c" below); and

(iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders' remuneration, and its balance may also be used:

(i) in redemption, reimbursement or own share buyback operations, under current legislation; and

(ii) in contribution to capital stock, including by means of new share bonus.

The Statutory Reserve will be comprised of funds:

a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and

d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.

	Year 2024
a. Rules on retention of earnings	No changes in the rules
a.i. Retained earnings amounts	No earnings retained
a.ii. Percentage to total declared earnings	Not applicable
b. Rules on distribution of dividends	Amount not below 25% of profit calculated for the year Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.
c. Frequency of distribution of dividends	Monthly – mandatory Semi-annually - additional
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	Not applicable
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 24, 2024, which may be accessed on the websites of CVM (http://www.cvm.gov.br/> Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies)

a. Rules on retention of earnings

No changes were made to the rules on retention of earnings over the last fiscal year. In accordance with Brazilian Corporate Law, at an Annual General Stockholders' Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of the profit for the year previously approved as part of the capital budget. Additionally, the minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer's financial position.

a.i.) Retained earnings amounts

In 2024, no earnings were retained, and dividends paid by the Issuer were higher than the minimum mandatory dividend.

b. Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.

As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. After the payment of the priority dividend due to preferred stockholders, a dividend will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any share split or reverse split.

Capital Management and Distribution of Profits

To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios.

The total amount to be distributed each year will be set by the Board of Directors, considering, among others:

1. the Company's capitalization level, according to the rules issued by the Central Bank of Brazil;

2. the minimum level established by the Board of Directors of 13.5% for Tier I Capital;

3. profitability in the year;

4. the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirements; and

5. changes in tax legislation.

Therefore, the percentage to be distributed may change every year according to Company's profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws.

Under the implementation of minimum capital requirements set by Basel III standards, CMN Resolution No. 4,958 provides that dividends may not be paid if a financial institution fails to comply with additional capital requirements required in their entirety as from 2019.

This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with the additional capital requirements.

• If a financial institution's additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly.

• If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed.

• If the additional capital is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed.

• If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed.

At the end of December 2024, BIS ratio reached 16.5%, of which:

(i) 15.0% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and

(ii) the amounts of Tier I and Tier II Capital totaled R$206.2 billion and R$21.4 billion, respectively on December 31, 2024.

These indicators provide evidence of our effective capacity of absorbing unexpected losses.

For further information, please see "Risk and Capital Management – Pillar 3" report on our website www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Reports > Pillar 3 > Risk and Capital Management – Pillar 3.

c. Frequency of distribution of dividends

Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders.

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding

position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

On March 17, 2025, the Company's shares received bonus shares at the rate of ten percent (10%) and the monthly dividends were maintained at R$0.015 per share, so that the total amounts paid by the Company on a monthly basis to stockholders were increased by ten percent (10%) after the inclusion of the bonus shares in the stockholding position.

Additionally, over the past three years dividends/interest on capital were also paid out in addition to monthly proceeds, for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these payments, management verifies the existing earnings to determine the amount of dividends/interest on capital to be distributed as mandatory minimum amount (see item "a" above). Of this mandatory minimum amount, the monthly amount already paid is discounted and the resulting difference will determine the additional dividend/interest on capital to be realized to meet the mandatory minimum amount for the year.

The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies.

To see the Issuer's record of payments, please access the Investor Relations website http://www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Our Shares > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders.

2.8. Executive officers should describe any material items not reported in the issuer's financial statements, indicating:

a. assets and liabilities directly or indirectly held by the Issuer not reported in its balance sheet (off-balance sheet items), such as:

i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities

There is no, other than those already disclosed in the Financial Statements under IFRS.

ii - agreements for future purchase and sale of products or services

There is no, other than those already disclosed in the Financial Statements under IFRS.

iii. agreements for construction in progress (CIP)

There is no, other than those already disclosed in the Financial Statements under IFRS.

iv. agreements for future receipt of financing

There is none, other than those already disclosed in the Financial Statements under IFRS.

b. Other items not reported in the financial statements

We disclose in Note 32 (Risk and Capital Management) to the IFRS financial statements the off-balance sheet commitments, as follows:

R$ Million

Off balance commitments	12/31/2024				
	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Financial guarantees	3,323	42,924	21,910	55,758	**123,915**
Loan commitments	192,814	53,056	19,647	234,297	**499,814**
Letters of credit to be released	72,930	0	0	0	**72,930**
Contractual commitments - Fixed and Intangible Assets (Notes 13 and 14)	0	3	0	0	**3**
Total	**269,067**	**95,980**	**41,557**	**290,055**	**696,659**

2.9. With respect to each of the items not reported in the financial statements indicated in item 2.8, executive officers should comment on:

a. how these items change or may change revenues, expenses, operating income and expenses, finance costs or other items of the issuer's financial statements

There is no.

b. the nature and purpose of the operation

There is no.

c. the nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

There is no.

2.10. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and expected investments

ii. sources of investment financing

iii. relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2024 are described in item 2.4b.

Additionally, in 2024, there was an increase in investments in business and technologies of R$2.3 billion in relation to the previous year. There was a change in the profile of employees, with more professionals in technology and fewer in operating departments, evidenced by the growth of 12.5% in the number of employees in technology in relation to 2023.

We have more than 470 data scientists, more than 390 generative artificial intelligence initiatives at the bank and more than 1,300 artificial intelligence models being used, tested and growing within the organization. Additionally, 5.3 million clients migrated in 2024 to the Super App, a unique platform of products and services for our clients, and our goal is to migrate 15 million clients.

The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to the demand and in conformity with our phygital strategy.

We carry out a thorough assessment of the performance of our branches, checking the flow of clients and the creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank. In this context, in 2024, we had a reduction of 8.8% in the number of physical branches in Brazil, totaling 2,272 branches.

b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the issuer's production capacity

Not applicable, since no plants, equipment, patents or other assets that are expected to have a material impact on the Issuer's production capacity were acquired.

c. new products and services, indicating:

i. description of research already disclosed

ii. total amounts spent by the issuer in research for the development of new products and services

iii. projects in progress already disclosed

iv. total amounts spent by the issuer in the development of new products and services

Not applicable, since no new products or services were acquired.

d. ESG opportunities included in the issuer's business plan

We want to be a leading company in sustainable performance and customer satisfaction by means of the creation of value shared among all stakeholders, clear operation to ensure the longevity of the business and compliance with laws and regulatory rules. We take into account ESG issues in the integration of risks and opportunities into the many departments of the institution, with guidelines included in the Environmental, Social and Climate Responsibility Policy (PRSAC).

The opportunity strategy related to ESG issues includes the following topics:

I. Description of sustainability and transparency goals with quantitative or qualitative data on the strategic ambition;

II. Description of the list of products and services offered by the institution that positively contribute to aspects of an environmental, social and climate nature;

III. Volume of capital allocated to sustainable finance;

IV. Alignment of the climate strategy, contributing to the transition of clients to a low-carbon economy in line with the Net Zero principles by 2050;

V. Update of the ESG Strategy and disclosure to the market.

We promote the integration of ESG topics into the business strategies by means of studies, advocacy, development of sustainable products and services and engagement of clients, with a focus on new opportunities for a sustainable economy which can be found on the website https://www.itau.com.br/sustentabilidade/.

One and a half years earlier, we reached, in 2024, 100% of the target of R$400 billion to finance industries that positively contribute to the environment and society, and we expanded our strategic goal of allocating R$1 trillion to Sustainable Finance by December 2030. In the same year, we also won the 1st Eco Invest auction of the Brazilian Federal Government in the blended finance category to leverage the inflow of foreign investments in Brazil in environmental, social and climate projects. In total, the National Treasury will contribute with R$6.8 billion in catalytic public capital, whereas the winning banks will seek R$37.6 billion in foreign private capital for projects, totaling an investment potential of R$44.3 billion for the next 24 months. Itaú will allocate approximately R$8.1 billion to operations classified as sustainable by the Program.

In our climate transition strategy, our ambition is to reach net zero emissions by 2050 in our businesses and we established decarbonization goals that are in line with the scientific scenarios, taking into consideration the stage of the Brazilian economy and the maturity of our clients in the different sectors

and segments. We established goals for the carbon-intensive industries that are present in our loan portfolio, such as Electricity Generation, Steel, Aluminum and Cement Production, Farming and Transport. Additionally, we confirmed the commitment to gradually leave the Coal industry by 2030 and published institutional positioning founded on the economic scenarios in our region for the Oil & Gas and Real Estate industries.

2.11. Comment on other factors that have significantly affected the operational performance and that were not identified or commented on in the other items of this section

The complete consolidated financial statements under IFRS for 2024 are available on our Investor Relations website www.itau.com.br/relacoes-com-investidores> Results and Reports > Results Center > Complete Financial Statements (IFRS) – 4Q24.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing department is responsible for defining and managing Itaú Unibanco's marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco's internal policy, which sets out the rules, procedures and responsibilities of the bank's internal departments in relation to such sponsorships.

As disclosed in our financial statements (Note 23 – General and Administrative Expenses), expenses on advertising, promotions and publications totaled R$1,976 million in 2024, and R$1,996 million in 2023.

ATTACHMENT III

ITEMS 7.3 TO 7.6 OF ATTACHMENT "C" OF CVM RESOLUTION No. 80/22

With respect to each Member of the Issuer's Board of Directors, whose election and reelection will be proposed by the controlling stockholder, see the following information:

7.3 and 7.4 (except for item 7.3 "i")				
Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	RICARDO VILLELA MARINO
Date of birth		10.20.1959	10.13.1954	01.28.1974
Profession		Banker	Engineer	Engineer
Individual Taxpayer's Registry (CPF) number		551.222.567-72	007.738.228-52	252.398.288-90
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of Directors (Non-executive member) Chairman of Nomination and Corporate Governance Committee Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Customer Experience Committee Member of the Environmental, Social and Climate Responsibility Committee	Co-chairman of the Board of Directors (Non-executive member) Chairman of the Compensation Committee Member of the Capital and Risk Management Committee Member of the Strategy Committee Member of the Customer Experience Committee	Vice Chairman of the Board of Directors (Non-executive member) Member of the Strategy Committee
Board of Directors	**Office held**	Member	Member	Member
	Date of election	04.17.2025	04.17.2025	04.17.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	11.28.2008	11.28.2008	11.28.2008
Compensation Committee (2)	**Office held**		Member	
	Date of election		04.24.2025	
	Date of investiture		04.24.2025	
	Term of office		Annual	
	Date of beginning of first term		05.25.2017	
Strategy Committee	**Office held**	Member	Member	Member
	Date of election	04.24.2025	04.24.2025	04.24.2025
	Date of investiture	04.24.2025	04.24.2025	04.24.2025
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.24.2009	06.24.2009	05.03.2010
Nomination and Corporate Governance Committee	**Office held**	Member		
	Date of election	04.24.2025		
	Date of investiture	04.24.2025		
	Term of office	Annual		
	Date of beginning of first term	06.24.2009		
Personnel Committee	**Office held**	Member		
	Date of election	04.24.2025		
	Date of investiture	04.24.2025		
	Term of office	Annual		
	Date of beginning of first term	06.24.2009		
Capital and Risk Management Committee	**Office held**		Member	
	Date of election		04.24.2025	
	Date of investiture		04.24.2025	
	Term of office		Annual	
	Date of beginning of first term		06.24.2009	
Environmental, Social and Climate Responsibility Committee	**Office held**	Member		
	Date of election	04.24.2025		
	Date of investiture	04.24.2025		
	Term of office	Annual		
	Date of beginning of first term	01.31.2019		
Customer Experience Committee (3)	**Office held**	Member	Member	
	Date of election	04.24.2025	04.24.2025	
	Date of investiture	04.24.2025	04.24.2025	
	Term of office	Annual	Annual	
	Date of beginning of first term	06.27.2024	06.27.2024	

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could **(i)** result in a conflict of interests; or **(ii)** affect their capacity and impartiality of analysis and point of view;
(2) The Committee also has the participation of Milton Maluhy Filho as a member;
(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "i")				
Name		ALFREDO EGYDIO SETUBAL	ANA LÚCIA DE MATTOS BARRETTO VILLELA	CANDIDO BOTELHO BRACHER
Date of birth		09.01.1958	10.25.1973	12.05.1958
Profession		Business administrator	Pedagogic professional	Business administrator
Individual Taxpayer's Registry (CPF) number		014.414.218-07	066.530.828-06	039.690.188-38
Elected by the controlling stockholder		yes	yes	yes
Independent Member [1]		no	no	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Environmental, Social and Climate Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Nomination and Corporate Governance Committee
Board of Directors	**Office held**	Member	Member	Member
	Date of election	04.17.2025	04.17.2025	04.17.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	11.28.2008	10.24.2018	06.15.2021
Nomination and Corporate Governance Committee	**Office held**	Member	Member	Member
	Date of election	04.24.2025	04.24.2025	04.24.2025
	Date of investiture	04.24.2025	04.24.2025	04.24.2025
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.24.2009	04.26.2018	09.29.2022
Personnel Committee	**Office held**	Member	Member	
	Date of election	04.24.2025	04.24.2025	
	Date of investiture	04.24.2025	04.24.2025	
	Term of office	Annual	Annual	
	Date of beginning of first term	04.29.2015	04.26.2018	
Environmental, Social and Climate Responsibility Committee	**Office held**	Member	Member	Member
	Date of election	04.24.2025	04.24.2025	04.24.2025
	Date of investiture	04.24.2025	04.24.2025	04.24.2025
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	01.31.2019	01.31.2019	01.31.2019
Capital and Risk Management Committee	**Office held**			Member
	Date of election			04.24.2025
	Date of investiture			04.24.2025
	Term of office			Annual
	Date of beginning of first term			04.29.2021
Compensation Committee [2]	**Office held**			Member
	Date of election			04.24.2025
	Date of investiture			04.24.2025
	Term of office			Annual
	Date of beginning of first term			04.29.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could **(i)** result in a conflict of interests; or **(ii)** affect their capacity and impartiality of analysis and point of view;

(2) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "i")				
Name		CESAR NIVALDO GON	FABRICIO BLOISI ROCHA	JOÃO MOREIRA SALLES
Date of birth		07.09.1971	05.09.1977	04.11.1983
Profession		Businessman	Businessman	Economist
Individual Taxpayer's Registry (CPF) number		154.974.506-57	263.679.838-21	295.520.008-58
Elected by the controlling stockholder		yes	Yes	yes
Independent Member (1)		yes	Yes	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the issuer		Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)	Member of the Board of Directors (non-executive member)
		Chairman of the Customer Experience Committee	Member of the Customer Experience Committee	Member of the Strategy Committee
				Member of the Compensation Committee
Board of Directors	Office held	Member	Member	Member
	Date of election	04.17.2025	04.17.2025	04.17.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.01.2022	05.17.2024	06.01.2017
Customer Experience Committee (2)	Office held	Member	Member	
	Date of election	04.24.2025	04.24.2025	
	Date of investiture	04.24.2025	04.24.2025	
	Term of office	Annual	Annual	
	Date of beginning of first term	06.27.2024	06.27.2024	
Strategy Committee	Office held			Member
	Date of election			04.24.2025
	Date of investiture			04.24.2025
	Term of office			Annual
	Date of beginning of first term			05.25.2017
Compensation Committee (3)	Office held			Member
	Date of election			04.24.2025
	Date of investiture			04.24.2025
	Term of office			Annual
	Date of beginning of first term			04.29.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could **(i)** result in a conflict of interests; or **(ii)** affect their capacity and impartiality of analysis and point of view;
(2) The Committee also has the participation of Milton Maluhy Filho as a member;
(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "i")				
Name		MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	PAULO ANTUNES VERAS	PEDRO LUIZ BODIN DE MORAES
Date of birth		06.23.1959	09.01.1972	07.13.1956
Profession		Economist	Engineer	Economist
Individual Taxpayer's Registry (CPF) number		036.221.618-50	179.984.168-58	548.346.867-87
Elected by the controlling stockholder		yes	Yes	yes
Independent Member [1]		yes	Yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)
		Chairman of the Audit Committee	Member of the Customer Experience Committee	Chairman of the Capital and Risk Management Committee
		Member of the Related Parties Committee	Member of the Personnel Committee	Member of the Related Parties Committee
Board of Directors	Office held	Member	Member	Member
	Date of election	04.17.2025	04.17.2025	04.17.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.15.2021	05.17.2024	11.28.2006
Capital and Risk Management Committee	Office held			Member
	Date of election			04.24.2025
	Date of investiture			04.24.2025
	Term of office			Annual
	Date of beginning of first term			06.24.2009
Related Parties Committee	Office held	Member		Member
	Date of election	04.24.2025		04.24.2025
	Date of investiture	04.24.2025		04.24.2025
	Term of office	Annual		Annual
	Date of beginning of first term	04.29.2021		04.25.2018
Personnel Committee	Office held		Member	
	Date of election		04.24.2025	
	Date of investiture		04.24.2025	
	Term of office		Annual	
	Date of beginning of first term		04.25.2024	
Customer Experience Committee [2]	Office held		Member	
	Date of election		04.24.2025	
	Date of investiture		04.24.2025	
	Term of office		Annual	
	Date of beginning of first term		06.27.2024	

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) The Committee also has the participation of Milton Maluhy Filho as a member.

7.3 and 7.4 (except for item 7.3 "i")		
Name		MARCOS MARINHO LUTZ
Date of birth		12.30.1969
Profession		Naval Engineer
Individual Taxpayer's Registry (CPF) number		147.274.178-12
Elected by the controlling stockholder		yes
Independent Member [1]		yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no
Other offices or functions held at the issuer		Member of the Board of Directors (independent member)
Board of Directors	Office held	Member
	Date of election	04.17.2025
	Date of investiture	
	Term of office	Annual
	Date of beginning of first term	(6)

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view.
(6) not applicable as it involves the election of a member of the Board of Director.

With respect to each member of the issuer's Fiscal Council, whose reelection and election will be proposed by the controlling stockholder and the preferred stockholder (Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI), information is as follows:

7.3 and 7.4 (except for item 7.3 "i")

Name		GILBERTO FRUSSA	MARCELO MAIA TAVARES DE ARAÚJO	EDUARDO HIROYUKI MIYAKI
Date of birth		10.20.1966	04.27.1973	06.11.1972
Profession		Lawyer	Engineer	Civil Engineer
Individual Taxpayer's Registry (CPF) number		127.235.568-32	605.979.411-49	159.822.728-92
Elected by the controlling stockholder		yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)	yes
Independent Member [1]		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Chairman of the Fiscal Council	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Fiscal Council	**Elective position held**	Member	Member	Member
	Date of election	04.17.2025	04.17.2025	04.17.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.01.2022	(6)	07.01.2022

Name		JOÃO COSTA	CRISTINA FONTES DOHERTY	LENI BERNADETE TORRES DA SILVA SANSIVIERO
Date of birth		08.10.1950	05.26.1965	08.11.1963
Profession		Economist	Economist	Business Administrator
Individual Taxpayer's Registry (CPF) number		476.511.728-68	803.661.047-72	503.946.658-72
Elected by the controlling stockholder		yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)	yes
Independent Member [1]		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Fiscal Council	**Elective position held**	Member	Member	Member
	Date of election	04.17.2025	04.17.2025	04.17.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.10.2009	(6)	(6)

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could **(i)** result in a conflict of interests; or **(ii)** affect their capacity and impartiality of analysis and point of view;

(6) not applicable as it involves the election of a member of the Fiscal Council.

With respect to the composition of the Audit Committee(*), information is as follows:

7.3 and 7.4 (except for item 7.3 "i")

Name		MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	ALEXANDRE DE BARROS	FERNANDO BARÇANTE TOSTES MALTA
Date of birth		06.23.1959	09.06.1956	04.14.1968
Profession		Economist	Engineer	Systems Analyst
Individual Taxpayer's Registry (CPF) number		036.221.618-50	040.036.688-6	992.648.037-34
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (#)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Member of the Board of Directors (independent member) Chairman of the Audit Committee Member of the Related Parties Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee	**Office held**	Member	Member	Member
	Date of election	04.24.2025	04.24.2025	04.24.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	01.02.2023	06.16.2021	06.01.2023

Name		LUCIANA PIRES DIAS	RICARDO BALDIN	ROGÉRIO CARVALHO BRAGA
Date of birth		01.13.1976	07.14.1954	01.30.1956
Profession		Lawyer	Accountant	Lawyer
Individual Taxpayer's Registry (CPF) number		211.151.348-02	163.678.040-72	625.816.948-15
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (#)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee	**Office held**	Member	Member	Member
	Date of election	04.24.2025	04.24.2025	04.24.2025
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	08.07.2020	06.16.2021	06.16.2021

(#) All members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months **(i)** an officer of Itaú Unibanco or its controlled and affiliated companies; **(ii)** an employee of Itaú Unibanco or its controlled and affiliated companies; **(iii)** a responsible technician, an officer, a manager, a supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliated companies; **(iv)** a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliated companies; **(v)** a controlling stockholder of Itaú Unibanco or its controlled and affiliated companies; or **(vi)** a natural person, holder of a direct or indirect interest of over 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliated companies.

(*) The bank strictly follows/complies with the rules set forth by CMN Resolution No. 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members.

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

7.3 and 7.4 (except for item 7.3 "l")

Name		GUSTAVO LOPES RODRIGUES	ALFREDO EGYDIO SETUBAL	ÁLVARO FELIPE RIZZI RODRIGUES
Date of Birth		11.18.1980	09.01.1958	03.28.1977
Profession		Business Administrator	Business Administrator	Lawyer
12.5 to 12.8 (except for item 12.5 "m")		219.738.878-94	014.414.218-07	166.644.028-07
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Disclosure and Trading Committee Officer Investor Relations Officer	Member of the Board of Directors (Non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Environmental, Social and Climate Responsibility Committee	Member of the Disclosure and Trading Committee Officer
Disclosure and Trading Committee	**Office held**	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	08.16.2024	04.24.2009	04.28.2022

Name		CARLOS HENRIQUE DONEGÁ AIDAR	GABRIEL AMADO DE MOURA	JOSÉ VIRGÍLIO VITA NETO
Date of Birth		10.19.1965	08.18.1975	09.13.1978
Profession		Economist	Business Administrator	Lawyer
Individual Taxpayer's Registry (CPF) number		076.630.558-96	247.648.348-63	223.403.628-30
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee Officer (member of Executive Committee)	Member of the Disclosure and Trading Committee Officer (member of Executive Committee)
Disclosure and Trading Committee	**Office held**	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	04.29.2015	10.22.2024	01.18.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could **(i)** result in a conflict of interests; or **(ii)** affect their capacity and impartiality of analysis and point of view;
(5) There is no election and investiture formally established for this Committee (non-statutory).

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

7.3 and 7.4 (except for item 7.3 "l")				
Name		**RENATO LULIA JACOB**		
Date of Birth		05.10.1974		
Profession		Bank clerk		
12.5 to 12.8 (except for item 12.5 "m")		118.058.578-00		
Elected by the controlling stockholder		Not applicable		
Independent Member [1]		Not applicable		
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no		
Other positions held or roles currently performed at the Issuer		Chairman of the Disclosure and Trading Committee		
		Officer		
Disclosure and Trading Committee	**Office held**	Member		
	Date of election [5]	Not applicable		
	Date of investiture [5]	Not applicable		
	Term of office	Annual		
	Date of beginning of first term	04.25.2019		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could **(i)** result in a conflict of interests; or **(ii)** affect their capacity and impartiality of analysis and point of view;
(5) There is no election and investiture formally established for this Committee (non-statutory).

With respect to the composition of the issuer's Remuneration and Customer Experience Committees, the following information is provided:

7.3 and 7.4 (except for item 7.3 "I")

Name		GERALDO JOSÉ CARBONE	MILTON MALUHY FILHO
Date of birth		08.02.1956	06.08.1976
Profession		Economist	Business Administrator
Individual Taxpayer's Registry (CPF) number		952.589.818-00	252.026.488-80
Elected by the controlling stockholder		Not applicable	Not applicable
Independent Member (1)		yes	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no
Other positions held or roles currently performed at the issuer		Member of the Compensation Committee	Chief Executive Officer Member of the Customer Experience Committee
Compensation Committee (3)	Office held	Member	
	Date of election	04.24.2025	
	Date of investiture	04.24.2025	
	Term of office	Annual	
	Date of beginning of first term	01.31.2019	
Customer Experience Committee (2)	Office held		Member
	Date of election		04.24.2025
	Date of investiture		04.24.2025
	Term of office		Annual
	Date of beginning of first term		06.27.2024

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(2) The Committee also has the participation of Milton Maluhy Filho as a member;
(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

With respect to each member, please see below the information on item 7.3 "I":

7.3 "I" - Main professional experiences during the last 5 years, highlighting, if applicable, positions and functions exercised: **(i)** in the issuer and in companies of its economic group; and **(ii)** companies controlled by a shareholder of the issuer that holds direct or indirect interest, equal or superior to 5% of the same class or type of security of the issuer.

BOARD OF DIRECTORS

Pedro Moreira Salles (non-executive Co-Chairman)

Position and term of office
Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN).

ESG
He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage.

Academic background
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S.

Roberto Egydio Setubal (non-executive Co-Chairman)

Position and term of office
Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.

Risk management
During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date.

Academic background
He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master's degree in Engineering Science from Stanford University, California, U.S.

Ricardo Villela Marino (non-executive Vice Chairman)

Position and term of office
Non-Executive Vice Chairman of the Board of Directors since 2020.

Experience, skills and abilities
Financial sector and capital markets
He has been the Chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities throughout the region, and is the Chairman of Banco Itaú Chile. He has held a number of positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banco Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federation of Latin American Banks (FELABAN) and was named a Young Global Leader by the World Economic Forum (WEF). He has been an alternate member of the Board of Directors since 2011.

Financial inclusion and entrepreneurship
He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs with a focus on social academic transformation. He is also a member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.

Academic background
He holds a Bachelor's degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S.

Alfredo Egydio Setubal (non-executive member)

Position and term of office
Non-executive Member of the Board of Directors since 2007.

Experiences, skills and abilities
Financial sector and capital markets
At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National

Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco.

ESG
He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC).

Academic background
He holds Bachelor's and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Ana Lúcia de Mattos Barretto Villela (non-executive member)

Position and term of office
Non-executive Member of the Board of Directors since 2018.

Experience, skills and abilities

Financial sector, capital markets and other sectors
She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 a 2001).

She also serves as Co-founder of MFF&CO, a global impact entertainment studio, with operations in São Paulo (Brazil), Los Angeles (United States) and London (United Kingdom), since May 2024; Co-Founder of Alana Down Syndrome Center at MIT since 2019; Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Member of Itaú's Personnel Committee since 2018; Member of Itaú's Nomination and Corporate Governance Committee since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of the Advisory Board of Itaú Social since 2017; Co-founder of AlanaLab since 2014; Co-founder of Maria Farinha Filmes since 2009; Founding Chairwoman of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; and Fellow Ashoka since 2010.

ESG
Member of the Environmental, Social and Climate Committee since 2019 (previously called Social Responsibility Committee); Member of Itaúsa's Sustainability and Risks Committee since 2021; She has also been a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022; Ms. Villela was a Board Member of Participant, a media and entertainment organization founded by the social entrepreneur Jeff Skoll, from March 2022 to July 2024; She was a member of the UCLA Lab School's Board of Advisors from May 2022 to July 2024; She was a Member of the Advisory Board of the Akatu Institute (2013 to 2017); She was a Member of the Advisory Board of the Fairplay Organization (2015 to 2017); She was a Member of the Advisory Board of Conectas (2003 to 2018); She was a Member of the Sustainability Committee of Dexco (2015 to 2018); She was an Alternate Member of the Board of Directors of Dexco (2018 to 2020).

Information technology and security
Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization set up by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that could help solve some of the major challenges of humankind. From 2019 to 2024, the Alana Foundation, which was co-founded by Ms. Villela, supported the XPrize Rainforest competition aimed at fostering the creation of new technologies able to map the biodiversity of tropical forests.

Academic background

She holds a Bachelor's degree in Education with a qualification in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took a graduate course in Business Administration at Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and a postgraduate course in Third Sector Administration at Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher (independent member)

Position and term of office
Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities.
Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

Risk management
He was CEO of Itaú Unibanco Holding S.A., and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic background
He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Cesar Nivaldo Gon (independent member)

Position and term of office
Independent Member of the Board of Directors since 2022.

Experience, skills and abilities
Financial sector and capital markets
He is a member of the Board of Directors of the Lean Enterprise Institute – LEI and was a member of the board of Raia Drogasil S.A. (2021 to 2023). An active investor in venture capital and startup funds, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE) and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was named Entrepreneur of the Year in Brazil by EY (EY Entrepreneur of The Year™) in 2019.

Technology and information security
He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cybersecurity and digital product design, since 1995. He is the chairman of the board of Sensedia, a leading company in the API Management market. He has a long history in the market as an important spokesperson on leadership development, digital transformation and artificial intelligence. He also worked as a Tech Advisor at the board of the Boticário Group from 2020 to 2023.

Academic background
He holds a Bachelor's degree in Computer Engineering and a Master's degree in Computer Science, both from the Universidade Estadual de Campinas, Brazil. He co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.

Fabricio Bloisi Rocha (independent member)

Position and term of office
Independent Member of the Board of Directors since 2023.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He has been CEO at Prosus, Chairman of the iFood's Board of Directors, CEO at Naspers and founder of the Movile Group. He also serves as a member of the Innovation Board of XPrize.

Social projects
Mr. Rocha promotes educational projects through his Fundação 1Bi aimed at supporting education by means of technology. He also supports projects such as "Meu Diploma do Ensino Médio" ("My High School Diploma") and "Movimento Tech" ("Tech Movement"), which promotes high school and technological education in Brazil through iFood. In 2023, he was appointed as a UN spokesperson for education on SDG 4 for Brazil and joined the Economic and Sustainable Development Council of the Presidency of the Republic.

Academic background
He holds a Bachelor's degree in Computer Engineering (CoE) from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil, and a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2013, he has also attended the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in the growth stage at the Stanford Graduate School of Business, California, U.S. In 2022, Mr. Rocha completed the OPM (Owners/President Management, Business Administration and Management) program at the Harvard Business School, Massachusetts, U.S.

João Moreira Salles (non-executive member)

Position and term of office
He has been a (non-executive) Member of the Board of Directors at the Itaú Unibanco Group since 2017.

Experience, skills and abilities
Financial sector, capital markets and other sectors
He has held a number of positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, having been a member of its Board of Directors (2015 to 2018).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), and CEO of BW Gestão de Investimentos (BWGI). He has also been a member, since 2019 of the Board of Directors of Verallia, a glass packaging company listed in France, and of the board of Alpargatas since 2022, where he was already a member of its Finance Committee. Before joining BW, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.

Academic background
He holds a Bachelor's degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master's degree in Economics from the Columbia University, GSAS, New York, U.S., a Master's degree in Finance from the Columbia University, GSB, New York, U.S., and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Maria Helena dos Santos Fernandes de Santana (independent member)

Position and term of office
Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023.

Experiences, skills and abilities.
Financial sector, capital markets and other sectors
She has been an independent member of the Board of Directors since 2021 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021 and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012.

ESG
Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012.

Academic background
She holds a Bachelor's degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Paulo Antunes Veras (independent member)

Position and term of office
Independent Member of the Board of Directors and a member of the Personnel Committee at Itaú Unibanco since 2023.

Experience, skills and abilities
Financial sector, capital markets and other sectors
He is an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário and Klubi.
He was the founder and CEO of 99, the first Brazilian unicorn. He was an officer and board member at Endeavor, a high-impact entrepreneurship NGO. He was an independent member of the Board of Directors of B2W until 2021.

Academic background
He holds a Bachelor's degree in Mechatronics Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He holds an MBA degree from INSEAD.

Pedro Luiz Bodin de Moraes (independent member)

Position and term of office
Independent Member of the Board of Directors since 2008.

Experience, skills and abilities

Financial sector and capital markets
He was a member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. between 2005 and 2014. He was also a partner and Officer at Banco Icatu S.A. between 1993 and 2002. He was Vice President of the Associação Nacional dos Bancos de Investimentos (ANBID) between 1994 and 2001, and a Professor in the Department of Economics at the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990.

Risk management
He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experience in risk management has fully entitled him to hold the chair of this Committee. His duties include supporting the Board of Directors in defining the institution's risk appetite and supervising the risk and capital management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of the operations. He served as Officer of the Monetary Policy of the Central Bank of Brazil from 1991 to 1992. The duties related to this position included managing and enforcing monetary and foreign exchange policies, establishing technical guidelines for managing the Brazilian international reserves and defining policies for payment arrangements, clearing and settlement houses and other Financial Market infrastructures.

ESG
From 1990 to 1991 he was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the main instrument for enforcing the Federal Government's investment policy and whose mission is to promote the sustainable and competitive development of the Brazilian economy by generating jobs and reducing social and regional inequalities.

Academic background
He holds a Bachelor's degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He is a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Marcos Marinho Lutz (independent member) has served as the Chairman of the Board of Directors of Ultracargo Logística S.A., Companhia Ultragaz S.A. and Ultrapar Mobilidade S.A. since 2025 and of Hidrovias do Brasil S.A. since 2024. He has also been the Vice Chairman of the Board of Directors of Ultrapar Participações S.A. since 2023, having been its Board Member (2021 to 200). He has been a Member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agrisciense since 2019, the Chief Executive Officer of Ultrapar Participações S.A. since 2022 and a Member of the People and Sustainability Committee and an Officer of Ultra S.A. Participações since 2021.
Mr. Lutz served as Chairman of the Infrastructure Council of the Federação das Indústrias do Estado de São Paulo – FIESP (2015 to 2021); a Member of the Board of Directors (2008 to 2020), having been Chairman (July to December 2020) of Rumo Logística S.A., CEO of Cosan S.A. – Indústria e Comércio (2009 to 2020); a Board Member of Raizen S.A. (2013 to 2020), Comgás S.A. (2008 to 2020) and of Moove S.A. (2008 to 2020), and Member of the Board of Directors of Monsanto S.A. (2014 to 2018).
He holds a Bachelor's degree in Naval Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master's degree in Business Administration from the Northwestern University's Kellogg School of Management, Illinois, U.S.

FISCAL COUNCIL

Gilberto Frussa (Chairman) has been a Member of the Fiscal Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006.

He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022.

Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995.

He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados.

Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Fiscal Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC).

He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil.

Eduardo Hiroyuki Miyaki (member) has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.

He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master's degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC) and in May 2024 he finished the Corporate Governance certification program from Columbia University, New York - USA.

Marcelo Maia Tavares de Araújo (member) has been a member of the Board of Directors and a member of the Personnel and Compensation Committee (since 2021) at DIA Group – Supermercados DIA (Madrid/Spain); Chief Executive Officer (2020) and Country Advisor (2019) at DIA Brasil S.A.; a member of the Board of Directors and a member of the Audit Committee (since 2020) at Pacaembu Construtora S.A.; a member of the Board of Directors (since 2023); Institutional Officer (2021 to 2022); Financial Administrative Officer (2020); CEO and Executive Officer (2019) at ABF – Associação Brasileira de Franchising; a member of the Board of Directors and a member of the Expansion and M&A Committee (2020 to 2023) at Mundo Pet S.A.; National Secretary of Trade and Services (2015 a 2017) at MDIC – Ministry of Development, Industry, Trade and Services; a member of the Board of Directors (2015 to 2016), serving as a representative of the Federal Government with BNDESPar in the Brazilian Economic and Social Development Bank (BNDES); Founder and CEO (2013 to 2015) at L.M. Maia Participações e Administração Ltda., an investment company focused on Real Estate aimed at the Retail Industry in the Northeastern Region; Regional Officer (2010 to 2012) at Magazine Luiza S.A. being responsible for the integration of Lojas Maia's operations; Officer and Chairman of the Board of Directors (2005 to 2010) at Móveis Aiam Indústria Ltda.; General Director and a member of the Board of Directors (2002 to 2010) at F.S. Vasconcelos e Cia. Ltda. (Lojas Maia); Financial and Planning Manager (2000 to 2002) at Brasil Telecom S.A.; Trainee (1999) at Bank Bear Stearns, San Francisco/California, U.S.; Planning Assistant (1996 to 1998) at Grupo Paranapanema S.A.; Trainee (1992 to 1995) at Construtora Tratex S.A.

He holds a Bachelor's degree in Civil Engineering from the Universidade Federal de Minas Gerais, Belo Horizonte/MG, Brazil, an MBA from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, Certification in Finance and a BA from the University of California in Berkeley, U.S., Sloan Master MSc in Leadership and Strategy and Certification in Innovating in Digital World from the London Business School (LBS), United Kingdom, and Certification in Digital Transformation from the Massachusetts Institute of Technology (MIT), U.S. Mr. Araújo is certified by the Instituto Brasileiro de Governança Corporativa (IBGC) to work as a Board member.

João Costa (alternate member) has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group and an Effective Member of the Fiscal Council at the Itaúsa S.A. in 2023, having been an Alternate Member from 2009 to 2022.

He was a member of the Fiscal Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008.

He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015.

At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company.

He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution No. 3380.

He holds a Bachelor's degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S.

Leni Bernadete Torres da Silva Sansiviero (alternate member) served as an alternate member of the Fiscal Council of LWSA S.A. (2021 to 2022) and as a member of the Balance Sheet Closing Committee at Itaúsa S.A. (2017 to 2018).

She was the Controllership Superintendent at Itaú Unibanco S.A. (2008 to 2013), working in Controllership, Planning, M&A and Investor Relations, and was also the Executive Controllership Manager at Itaúsa S.A. (2013 to 2018), working in the structuring, implementation and management of the entire controllership department.

She holds a Bachelor's degree in Financial Administration and a Postgraduate degree in Systems Analysis from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil. She attended the Financial Specialization Course (CEFIN) from the Universidade de São Paulo (USP), São Paulo, Brazil.

Cristina Doherty (alternate member) has been an effective member of the Fiscal Council at Natura & Co (term of office from 2024 to 2025). She was an alternate member of the Fiscal Council at Gerdau Metalúrgica (2023 to 2024); an effective member of the Fiscal Council at Vale S.A. (2020 to 2022) and an alternate member of the Fiscal Council at Invepar S.A. (2019 to 2020). She has more than 25 years of experience at Vale S.A. in Corporate Finance, Business Development, Equity Management, Corporate Governance, Business Valuation, and Mergers, Acquisitions and Divestments. Ms. Doherty also

served in joint bodies of the following organizations: as a member of the Board of Directors at Vale Omã Pellet Plant, at ThyssenKrupp Companhia Siderúrgica do Atlântico (TKCSA, current Ternium) and at Companhia Siderúrgica do Pecém (CSP), and as a member of the financial-operational Statutory Committee at California Steel Industries in California/U.S. (CSI).

She holds a Bachelor's degree in Economics from the Faculdade Candido Mendes, Rio de Janeiro/RJ, Brazil, an MBA in Strategic Business Management from the Universidade de São Paulo (USP), São Paulo, Brazil, and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC) Rio de Janeiro/RJ, Brazil. Ms. Doherty is certified by the Instituto Brasileiro de Governança Corporativa (IBGC) to work as a Board member.

AUDIT COMMITTEE

The résumé of Ms. Maria Helena dos Santos Fernandes Santana (Member of the Board of Directors) is detailed above, in the Board of Directors item.

Alexandre de Barros (independent member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004.

He has been an Alternate Member of Duratex's Board of Directors since 2020 and the Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist member since 2017.

Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007, as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA) from 2015 to 2023. He was also as member of Dexcos' Board of Directors from 2020 to 2024 and the IT and Digital Inbovation Committee from 2017 to 2024.

He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S.

Fernando Barçante Tostes Malta (independent member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He has also served at the Internal Controls and Compliance Office since 2016, in charge of the Group's non-financial risks, of the E&S Risk Department, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units.

He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016.

Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009.

He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008.

He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A., a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a Member of the Board of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc.

Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021.

He holds a Bachelor's degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland.

Luciana Pires Dias (independent member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.

She has been a Member of the Board of Directors of AMBEV S.A. since 2023.

She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006.

She holds Bachelor's and Master's degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S.

Ricardo Baldin (independent member and financial specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015.

He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Fiscal Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Fiscal Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014.

He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017.

Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.

He holds a Bachelor's degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC.

Rogério Carvalho Braga (independent member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.

He holds a Bachelor's degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S.

DISCLOSURE AND TRADING COMMITTEE

The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item.

Gustavo Lopes Rodrigues (Chairman)

Position and term of office
Gustavo Lopes Rodrigues has been a partner since 2021, Investor Relations Officer and Chairman of the Disclosure and Trading Committee since August 2024 at the Itaú Unibanco Holding S.A. and has also served as Investor Relations Officer at Investimentos Bemge S.A. since June 2024 and at Dibens Leasing S.A. since August 2024.

Experience, skills and abilities
Financial sector, capital markets and other sectors
He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024.

Academic background
Bachelor's degree in Business Administration.

Álvaro Felipe Rizzi Rodrigues (member) a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking and Companies Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman's Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers' segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados.

He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S.

Carlos Henrique Donegá Aidar (member), a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate's Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership

Officer from 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees.

He holds a Bachelor's degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil.

Gabriel Amado de Moura (member)

Position and term of office
Member of the Partners Program since 2011, CFO and has been an Officer of the Executive Committee at the Itaú Unibanco Group since October 2024.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He was appointed CEO of Banco Itaú Chile in January 2020 and has served as CFO at Itaú CorpBanca since April 2016. He joined Itaú Unibanco in 2000 and became a partner in 2017. He has over 24 years of experience in asset management, risk management and mergers and acquisitions. Mr. Moura held the position of investment manager for the pension fund, endowment and insurance business lines. He was also a risk manager in the Wealth Management department and has been a member of the board of directors of a number of companies of the Itaú Unibanco Conglomerate in Brazil and abroad. Before joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust.
He has been the CEO since July 2024 and Chairman of the Board of Directors of Investimentos Bemge S.A. since September 2024 and Chairman of the Board of Directors of Dibens Leasing S.A. since July 2024 and e Officer since October 2024 of Dibens Leasing S.A.

Academic background
He holds an MBA degree from Wharton School, University of Pennsylvania, U.S.

José Virgilio Vita Neto (member)

Position and term of office
He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN).

Academic background
He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S.

Renato Lulia Jacob (member) has been a partner and an Officer at the Itaú Unibanco Group where he has been responsible since April 2024 for the Corporate Strategy, Investor Relations and Corporate Development and has been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee (2020 to 2024). Mr. Jacob has been at the Itaú Unibanco Group for 23 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015.

He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom.

He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017.

He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from the Wharton School of the University of Pennsylvania, Philadelphia, U.S.

COMPENSATION COMMITTEE

The résumés of Candido Botelho Bracher, João Moreira Salles and Roberto Egydio Setubal (Members of the Board of Directors) are detailed above, in the Board of Directors item.

Geraldo José Carbone (non-management member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018.

He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011.

Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987.

He holds a Bachelor's degree in Economics from Universidade de São Paulo, São Paulo, Brazil.

CUSTOMER EXPERIENCE COMMITTEE

The résumés of Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Paulo Antunes Veras, Pedro Moreira Salles and Roberto Egydio Setubal (Members of the Board of Directors) are detailed above, in the Board of Directors item.

Milton Maluhy Filho (member)

Position and term of office
He is a partner, has been a chief executive officer since 2021.

Experiences, skills and abilities
Financial sector, capital markets and other sectors
He has served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007.

Academic background
He holds a bachelor's degree in Business Administration.

7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a) Issuer's management:

- Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors).

- João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles' son (Co-chairman of the Board of Directors); and

- Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino's cousin (Vice Chairman of the Board of Directors).

b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer:

Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino's cousin (Vice Chairman of the Board of Directors), is in the management of subsidiaries.

c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer:

- Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his son, João Moreira Salles (Member of the Board of Directors), and his brother Fernando Roberto Moreira Salles, is in the Issuer's controlling group;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

- Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer's controlling group; and

- Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, as well as her cousins Ricardo Villela Marino and Rodolfo Villela Marino, are members of the issuer's controlling group.

d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

- Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his son, João Moreira Salles, and his brother Fernando Roberto Moreira Salles, participate in the management of the parent companies IUPAR - Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

- Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) together with her brother Alfredo Egydio Arruda Villela Filho, and her cousins Ricardo Villela Marino and Rodolfo Villela Marino participate in the management of the controlling companies IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A.;

- Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino, together with his cousin Ana Lúcia de Mattos Barretto Villela is also in the management of the controlling company Companhia ESA; and

- Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia ESA.

7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and:

a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, João Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people:

None.

ATTACHMENT IV

ITEM 8 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22

8.1. Describe the policy or practice for compensation of the board of directors, statutory and non-statutory board of officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be found on the web

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy.

Formally approved on February 27, 2025 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders' interests. The guidelines in the Compensation and Clawback Policy ("Compensation Policy") also apply to the companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific local laws and markets, at the discretion of the Personnel Department. The Management Members' Compensation Policy is available on https://www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

On October 31, 2024, the Extraordinary General Stockholders' Meeting approved the update of the Stock Grant Plan (Stock Grant Plan) in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Company and its direct and indirect controlled companies, in accordance with CVM Resolution No. 81/2022. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee, we find the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Stock Grant Plan.

Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the CEO's annual fixed compensation and to five times the annual fixed compensation of other members, with a compliance period of up to five years after taking over their duties. On December 31, 2024, all Executive Committee members complied with the minimum ownership requirement.

The Issuer also has a Stock Option Granting Plan ("Stock Option Plan") for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012.

For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7 and 8.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan.

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on the website

https://www.itau.com.br/investor-relations > Results and Reports > Regulatory Reports > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements.

b. the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating:

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to benefits and special recruitment and severance programs.	Discussing, analyzing and supervising the implementation and operation of existing compensations models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the total compensation amount for management members to be submitted to the Annual Stockholder's Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management members' compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i. In relation to the Stock Option Plan:

a. being responsible for institutional decisions and overseeing their implementation and operation; and

b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:

a. being responsible for the rules related to the appointment and removal of beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:

· commissioning salary surveys conducted by specialized consultants, which must fully comply with the Antitrust Law;

· participating in surveys conducted by other banks on an anonymous basis at all times and only through specialized companies, which must fully comply with the Antitrust Law;
· and participating in specialized forums, even alongside some competitors, aiming only to exchange administrative and operational experiences on the best market practices regarding compensation

and benefits, and provided that no type of competitively sensitive information is disclosed at these forums by any participant, in any form or by any means (such as amounts, values, ranges, percentages, payment frequency, and benefits).

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements to the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

c. composition of compensation, indicating:

i. description of the different compensation elements, including, in relation to each of them:

Composition of the annual compensation of members of the Board of Directors, Board of Officers, Supervisory Council and Audit Committee

Board of Directors (1) (2) (3)

Fixed monthly compensation

Amount of fees in cash approved at the Annual General Stockholder's Meeting

Annual fixed compensation

Stock-based compensation approved at the Annual General Stockholder's Meeting

Annual variable compensation

Stock-based compensation approved only in the event of resolution of the Compensation Committee, subject to the guidelines of CMN Resolution n.° 5.177 and limited to the extent determined by the Annual General Stockholder's Meeting.

Board of Officers (2) (5)

Fixed monthly compensation

Amount of fees in cash approved at the Annual General Stockholder's Meeting

Benefits plan

Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance

Annual variable compensation

Statutory profit sharing (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting.

Supervisory Council

Fixed monthly compensation

Fees in cash approved at the Annual General Meeting

Audit Committee (3) (4)

Fixed monthly compensation

Fees in cash set by the Board of Directors

Fixed annual compensation

Audit Committee members may receive fixed annual compensation (stock fees) if approved by the Compensation Committee.

1. Should the member of the Board of Directors be also part of the Board of Officers of Itaú Unibanco or its controlled companies, their compensation will be subject to the model for Officers. Currently, none of our members are in this situation. The members of the Board of Directors who are also members of our statutory and non-statutory committees, including our controlled companies and associates, as a rule, are not compensated for participating in said committees. The non-management member of the Compensation Committee is compensated for performing their duties in said Committee.
2. The maximum compensation amounts are determined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
3. Members of the Board of Directors receive benefits if they have previously been officers of the Company, and members of the Audit Committee may receive benefits.
4. For those Audit Committee members who are also members of the Board of Directors, the compensation policy provided for only one of the bodies is adopted.
5. Based on the policy adopted, executives who participate in external committees and/or are elected for any board of the conglomerate are not compensated.

- **objectives and alignment to the issuer's short-, medium- and long-term interests**

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer has a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate the development, individual commitment and retention of management members, since stock-based payments are made in the long term.

- the proportion of each element to total compensation in the past three years

Body	Year	Monthly Fixed Compensation	Annual Fixed Compensation	Annual Variable Compensation	Benefits
Board of Directors	2024	31%	24%	43%	2%
	2023	22%	16%	60%	1%
	2022	24%	18%	56%	2%
Board of Officers	2024	9%	0%	89%	1%
	2023	9%	0%	89%	1%
	2022	9%	0%	90%	1%
Fiscal Council	2024	100%	0%	0%	0%
	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%
Audit Committee	2024	85%	15%	0%	0%
	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%

- calculation and adjustment methodology

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

The compensation to members of the Board of Directors is in line with market practices and takes into account the members' *curricula vitae*, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

Board of Directors:

a. Monthly fixed compensation: it is in line with market practices and revised frequently enough to attract qualified professionals.

b. Annual fixed stock-based compensation: the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c. Annual variable stock-based compensation: for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a. Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

b. Annual variable compensation (1):


The annual variable compensation takes into account three main factors:
Performance of the officer
The result of the applicable business area
Financial results of the company

(1) Within the limits established by legislation, the compensation of Officers in charge of internal controls, risk management, compliance and internal audit departments is not linked to the performance of the business areas they control and assess to avoid any conflicts of interest. However, even though compensation is not impacted by the results of business areas, it is still subject to the impact from the Company's results.

b. i. Distribution of annual variable compensation (2):


Regarding the annual variable compensation:
30% is paid in cash on demand
ITUB4
70% is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 5,177 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred.

b. ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:

Delivery of preferred shares


They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
The share price used to make up the compensation payable in shares or stock-based instruments is the average closing price of Itaú Unibanco Holding's preferred shares on B3 in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the grant or delivery date ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected date of the event.
These installments are subject to Malus and may be reduced or not paid if there is a significant reduction in our recurring profit or a negative result in the applicable business area during the deferral period, except when the reduction or a negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are unrelated to the actions or omissions of the board of officers and/or board of directors. The Compensation Committee may decide to apply Malus even in these cases.

Fiscal Council: Fiscal Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and may receive benefits and annual fixed compensation. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of only one of the bodies is adopted.

i. main performance indicators taken into consideration, including ESG indicators, if applicable:

i. Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators.

To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding's results, and may be adjusted by the Compensation Committee.

ii. Officers

The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated.

Our executives are evaluated based on joint discussions (Evaluation Committees) that take into consideration the executives' deliverables (targets achieved), their compliance with our culture-based behaviors (Behavioral Evaluation), and on the inputs found in the reporting process as well:


Performance measurement
Officers
The evaluation process is carried out annually and takes into account what was defined as a priority for the year
Targets
Carried out based on the results of deliverables that reflect financial indicators, customer satisfaction and transformation.
Behavioral evaluation
A 360-degree evaluation of the professionals' compliance with our culture, taking into account the following pillars: client, we don't have all the answers, results, diversity and inclusion, we have each other's back, and leadership.
Rapporteur
Carried out by an independent executive who seeks to capture inputs, through interviews, to ensure a more robust evaluation to support the development of the person being evaluated.
Evaluation committees
Carry out a joint discussion with a comprehensive view factoring in targets, behavioral evaluation, rapporteur and other factors that impacted the executives' year aimed to define the executive's performance.

c. ii - reasons that justify the composition of the compensation

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer has a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate the development, individual commitment and retention of management members, since stock-based payments are made in the long term.

c. iii - the existence of members not compensated by the Issuer and the reason for this fact

There are no members who are not compensated.

d. the existence of compensation paid by direct or indirect subsidiaries, controlled companies or controlling stockholders

The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies.

e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer's stockholding control

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer's discretion.

8.2. With respect to the compensation of the board of directors, board of statutory officers, and fiscal council for the past three years and to that expected for the current year, please, prepare a table containing:

Total compensation expected for the current fiscal year ending 12/31/2025 - Annual amounts				
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total number of members	13.00	40.83	6.00	59.83
Number of members who are compensated	13.00	40.83	6.00	59.83
Annual fixed compensation				
Salary or management fees	25,254,000	73,258,797	1,170,908	99,683,705
Direct and indirect benefits	1,893,234	3,134,568	-	5,027,802
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other	24,943,500	-	-	24,943,500
Description of other fixed compensation	Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors.	-	-	-
Variable compensation				
Bonus	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other	n/a	n/a	n/a	n/a
Description of other variable compensation	-	-	-	-
Post-employment benefits	2,972,800	7,560,290	-	10,533,090
Termination of mandate	n/a	n/a	n/a	n/a
Stock-based (including options)	936,466	672,046,345	-	672,982,811
Total compensation	56,000,000	756,000,000	1,170,908	813,170,908
Note	**Other Information:** It is proposed that the 2025 Annual General Stockholders' Meeting approve the overall compensation amount of R$812 million to be paid to management bodies, regardless of the year in which the amounts were effectively attributed or paid. The Annual General Stockholders' Meeting will approve the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower. **Notes:** **1.** As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero. **2.** Amounts related to "Profit sharing" (paid in cash) are not included in the table above, which only shows the estimated breakdown of the amounts that compose the overall compensation amount approved by stockholders at the Annual General Stockholders' Meeting. **3.** We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes.			

Total compensation expected for the current fiscal year ending 12/31/2024 - Annual amounts				
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total number of members	12.75	35.92	6.00	54.67
Number of members who are compensated	12.75	35.92	6.00	54.67
Annual fixed compensation				
Salary or management fees	14,809,333	60,603,448	1,116,000	76,528,781
Direct and indirect benefits	434,206	2,730,389	-	3,164,595
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other	11,400,000	-	-	11,400,000
Description of other fixed compensation	Referem-se a honorários fixos em ações e/ou INSS para o Conselho de Administração.	-	-	-
Variable compensation				
Bonus	(1)	(1)	(1)	(1)
Profit sharing	-	91,174,963	-	91,174,963
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other	n/a	n/a	n/a	n/a
Description of other variable compensation	-	-	-	-
Post-employment benefits	681,800	6,611,843	-	7,293,643
Termination of mandate	n/a	n/a	n/a	n/a
Stock-based (including options)	20,265,000	489,084,909	-	509,349,909
Total compensation	47,590,339	650,205,552	1,116,000	698,911,891
Note	**Other Information:** The 2024 Annual General Stockholders' Meeting approved an overall compensation amount of R$680 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower. **Notes:** **1.** As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero. **2.** Portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements. **3.** We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. **4.** The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members' compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15. **5.** The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies. **6.** Average compensation amount per member was: Board of Directors, R$3,732,576 and Board of Officers, R$18,103,171. For further information on the Partners Program, please see item 8.1. **7.** The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2025-CVM-SEP.			

Total compensation for fiscal year ended 12/31/2023 - Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Fiscal Council**	**Total**
Total number of members	12.00	30.50	6.00	48.50
Number of members who are compensated	12.00	30.50	6.00	48.50
Annual fixed compensation				
Salary or management fees	15,572,500	51,888,881	1,116,733	68,578,114
Direct and indirect benefits	382,757	2,088,919	-	2,471,676
Compensation for participation in committees	-	-	-	-
Other	11,400,000.00	-	-	11,400,000
Description of other fixed compensation	Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors.		-	-
Variable compensation				
Bonus	(1)	(1)	(1)	(1)
Profit sharing	9,276,641	119,658,399	-	128,935,040
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-employment benefits	605,362	5,539,971	-	6,145,333
Termination of mandate	-	-	-	-
Stock-based (including options)	32,248,889	374,753,288	-	407,002,177
Total compensation	69,486,149	553,929,458	1,116,733	624,532,340

Note

Other Information:

The 2023 Annual General Stockholders' Meeting approved an overall compensation amount of R$570 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. Portions in shares or stock-based instruments were shown in the "Stock-based compensation" line and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members' compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,790,512 and Board of Officers, R$18,161,622. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2025-CVM-SEP.

Total compensation for fiscal year ended 12/31/22 - Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Fiscal Council**	**Total**
Total number of members	12.00	26.50	6.00	44.50
Number of members who are compensated	12.00	26.50	6.00	44.50
Annual fixed compensation				
Salary or management fees	15,240,000	41,605,167	968,000	57,813,167
Direct and indirect benefits	330,590	1,716,674	-	2,047,264
Compensation for participation in committees	-	-	-	-
Other	11,400,000	-	-	11,400,000
Description of other fixed compensation	Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors.	-	-	-
Variable compensation				
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,826,673	90,356,567	-	96,183,240
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-employment benefits	660,194	4,034,059	-	4,694,253
Termination of mandate	-	-	-	-
Stock-based (including options)	28,954,997	307,823,425	-	336,778,422
Total compensation	62,412,454	445,535,892	968,000	508,916,346

Note

Other Information:

The 2022 Annual General Stockholders' Meeting approved an overall compensation amount of R$500 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Fiscal Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. Portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2025-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members' compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already take into account the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,201,038 and Board of Officers, R$16,812,675. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2025-CVM-SEP.

8.3. With respect to the variable compensation of the board of directors, statutory board of officers and fiscal council for the past three years and that determined for the current year, please, prepare a table containing:

R$, except if otherwise indicated

Expected for fiscal year 2025				
a) body	**Board of Directors**	**Statutory Board of Officers**	**Fiscal Council**	**Total**
b) total number of members (people)	13.00	40.83	6.00	59.83
c) number of members who are compensated	13.00	40.83	6.00	59.83
d) With respect to bonuses:				
i)minimum amount provided for in the compensation plan	749,173	537,637,076	n/a	538,386,249
ii) maximum amount provided for in the compensation plan	936,466	672,046,345	n/a	672,982,811
iii) amount provided for in the compensation plan should the targets established be achieved	936,466	672,046,345	n/a	672,982,811
iv) amount effectively recognized in income or loss for the fiscal year	n/a	n/a	n/a	n/a
e) With respect to profit sharing:				
i) minimum amount provided for in the compensation plan	n/a	n/a	n/a	n/a
ii) maximum amount provided for in the compensation plan	n/a	n/a	n/a	n/a
iii) amount provided for in the compensation plan should the targets established be achieved	n/a	n/a	n/a	n/a
iv) amount effectively recognized in income or loss for the fiscal year	n/a	n/a	n/a	n/a

Note:

1. "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting. The variable compensation of the year includes: **(i)** 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and **(ii)** 70% payable in shares in the following three years, counted from the date the cash portion was paid. In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid.

R$, except if otherwise indicated

Fiscal year ended 12/31/2024				
a) body	**Board of Directors**	**Statutory Board of Officers**	**Fiscal Council**	**Total**
b) total number of members (people)	12.75	35.92	6.00	54.67
c) number of members who are compensated	12.75	35.92	6.00	54.67
d) With respect to bonuses:				
i) minimum amount provided for in the compensation plan	38,306,763	413,469,418	n/a	451,776,181
ii) maximum amount provided for in the compensation plan	47,883,453	516,836,773	n/a	564,720,226
iii) amount provided for in the compensation plan should the targets established be achieved	47,883,453	516,836,773	n/a	564,720,226
iv) amount effectively recognized in income or loss for the fiscal year	20,265,000	489,084,909	n/a	509,349,909
e) With respect to profit sharing:				
i) minimum amount provided for in the compensation plan	-	72,939,970	n/a	72,939,970
ii) maximum amount provided for in the compensation plan	-	109,409,955	n/a	109,409,955
iii) amount provided for in the compensation plan should the targets established be achieved	-	91,174,963	n/a	91,174,963
iv) amount effectively recognized in income or loss for the fiscal year	-	91,174,963	n/a	91,174,963

R$, except if otherwise indicated

Fiscal year ended 12/31/2023				
a) body	**Board of Directors**	**Statutory Board of Officers**	**Fiscal Council**	**Total**
b) total number of members (people)	12.00	30.50	6.00	48.50
c) number of members who are compensated	12.00	30.50	6.00	48.50
d) With respect to bonuses:				
i) minimum amount provided for in the compensation plan	33,203,360	343,863,532	n/a	377,066,892
ii) maximum amount provided for in the compensation plan	41,504,200	429,829,415	n/a	471,333,615
iii) amount provided for in the compensation plan should the targets established be achieved	41,504,200	429,829,415	n/a	471,333,615
iv) amount effectively recognized in income or loss for the fiscal year	32,248,889	374,753,288	n/a	407,002,177
e) With respect to profit sharing:				
i) minimum amount provided for in the compensation plan	7,421,313	95,726,719	n/a	103,148,032
ii) maximum amount provided for in the compensation plan	11,131,969	143,590,079	n/a	154,722,048
iii) amount provided for in the compensation plan should the targets established be achieved	9,276,641	119,658,399	n/a	128,935,040
iv) amount effectively recognized in income or loss for the fiscal year	9,276,641	119,658,399	n/a	128,935,040

R$, except if otherwise indicated

Fiscal year ended 12/31/2022				
a) body	**Board of Directors**	**Statutory Board of Officers**	**Fiscal Council**	**Total**
b) total number of members (people)	12.00	26.50	6.00	44.50
c) number of members who are compensated	12.00	26.50	6.00	44.50
d) With respect to bonuses:				
i) minimum amount provided for in the compensation plan	36,075,041	308,406,858	n/a	344,481,899
ii) maximum amount provided for in the compensation plan	45,093,801	385,508,573	n/a	430,602,374
iii) amount provided for in the compensation plan should the targets established be achieved	45,093,801	385,508,573	n/a	430,602,374
iv) amount effectively recognized in income or loss for the fiscal year	28,954,997	307,823,425	n/a	336,778,422
e) With respect to profit sharing:				
i) minimum amount provided for in the compensation plan	4,661,339	72,285,254	n/a	76,946,593
ii) maximum amount provided for in the compensation plan	6,992,008	108,427,880	n/a	115,419,888
iii) amount provided for in the compensation plan should the targets established be achieved	5,826,673	90,356,567	n/a	96,183,240
iv) amount effectively recognized in income or loss for the fiscal year	5,826,673	90,356,567	n/a	96,183,240

8.4. With respect to the stock-based compensation plan for the board of directors and statutory board of officers in effect last fiscal year and expected for the current year, please describe:

a. General terms and conditions

Clarifications– how to disclose the information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: **(1)** shares or stock-based instruments delivered under the Compensation Policy; **(2)** shares or stock-based instruments delivered under the Partners Program; and **(3)** options granted under the Stock Option Granting Plan ("Stock Option Plan"), as described below:

(1) Compensation Policy – stock-based compensation

<u>**Annual fixed stock-based compensation:**</u>

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed upon between the members of the Board of Directors and the Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the stock-based compensation or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation, which is to be carried out on the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

Until 2024 the number of shares used to be calculated and granted every three years, and these shares were delivered proportionally to the number of terms of office completed in the period.

Beginning in 2025, as approved by the Compensation Committee on October 28, 2024 and the Board of Directors on October 31, 2024, the Annual Fixed Compensation of the members of the Board of Directors will be granted on an annual basis, with payments of one third each year. The installments will continue to be paid subject to the full completion of the annual terms of office by members, and the shares may be held at the discretion of the Compensation Committee.

Annual variable stock-based compensation:

Delivery of preferred shares


They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
The share price used to make up the compensation payable in shares or stock-based instruments is the average closing price of Itaú Unibanco Holding's preferred shares on B3 in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the grant or delivery date ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected date of the event.
These installments are subject to Malus and may be reduced or not paid if there is a significant reduction in our recurring profit or a negative result in the applicable business area during the deferral period, except when the reduction or a negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are unrelated to the actions or omissions of the board of officers and/or board of directors. The Compensation Committee may decide to apply Malus even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks.

This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below:

Performance measurement


Participants may be elected to the category of Partner of the Holding Company or Partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).
Partners of the Holding Company
Partners
Indefinite term of office
No reelection limit
Obligation to invest from 50% to 100% of net variable compensation
Three-year term of office
No reelection limit
Obligation to invest from 35% to 70% of net variable compensation


Partners Program
Participants of the Partners Program must use part of the annual variable compensation to purchase preferred shares (ITUB4).
Net variable compensation
ITUB4
This investment must be retained for:
30%
70%
Holding Partners
50%
50%
Partners
Matching
Holding partners and partners are eligible to receive shares as a return on the investment made through the Program (Matching).
ITUB4
Available for sale
100%
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
Delivery
Of the total granted: 30% vests in the 3rd year and 70% vests in the 5th year after the award (for Holding Partners)
50% vests in the 3rd year and 50% vests in the 5th year after the award (for partners)
Delivery year
ITUB4
Delivery year
ITUB4
Shares received will remain unavailable for sale for a five-year term as from each investment in shares
The Partners Program may also consider other instruments derived from shares as opposed to actual shares.
ITUB4
The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the Company, which is delivered in preferred shares (ITUB4).
The share price used for the acquisition of Own Shares and of the Partners Shares received is the average closing price of Itaú Unibanco Holding's preferred shares on B3 in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the investment, grant or delivery date ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected date of the event
Partners Shares are subject to malus and may be reduced or not paid if there is a significant reduction in our recurring profit or a negative result in the applicable business area during the deferral period, except when the reduction or a negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate's development process in the medium- and long-terms.

Our Personnel Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan.

Options may only be granted to participants if profit is sufficient to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012.

For further information on the Stock Option Plan, please see the Investor Relations website: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Stock Option Plan.

b. Date of approval and body in charge

The Company's Stock Grant Plan is managed by the Compensation Committee and was reviewed and updated by Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding S.A. on October 31, 2024.

c. Maximum number of shares covered

In order to limit the maximum dilution to which stockholders may be subject: the sum of **(i)** the shares to be used for compensation, in accordance with Resolution No. 5,177 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and **(ii)** the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer's shares that the stockholders hold at the balance sheet date of the same year

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years.

d. Maximum number of options to be granted

The same as item c) above.

e. Conditions for the acquisition of shares

Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three and five-year terms.

Stock Option Plan: shares are acquired as a result of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see sub item "g" below), upon the payment of the strike price (see sub item "f" below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see sub item "k" below).

f. Criteria for setting the acquisition or strike price

Stock-based compensation: to calculate the value of the shares used to make up the stock-based compensation or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation, which is to be carried out on the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

Partners Program: to calculate the acquisition price of Own Shares and of the Partners Shares received, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Brasil, Bolsa Balcão ("B3") in the thirty (30) days prior to calculation, which is to be carried out on the seventh (7th) business day prior to the expected acquisition date of Own Shares ("Pricing Period"), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

Stock Option Plan: acquisition and strike prices are se by the Personnel Committee upon the granting of the option and will be determined as follows:

The option strike price is established based on the average price of the Issuer's preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

g. Criteria for setting the acquisition or exercise period

Stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares.

Partners Program: not applicable, since there is no exercise of options, but rather a delivery of shares.

Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years.

h. Settlement method

Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods.

Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program.

Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee.

i. Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two, or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners' Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised.

j. Criteria and events that, when verified, will cause the suspension, change, or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may still decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders' Meeting.

Additionally, in December 2023 the Company adopted the Clawback policy (as an attachment to the Management Members' Compensation Policy), which consists of recovering compensation amounts granted or paid in excess to Officers identified as the policy target audience in the event of any restatement of the financial results. The Clawback Policy applies to all Long-Term Incentive programs, and is available on the Investor Relations website (www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

k. Effects of the withdrawal of a management member from the issuer's bodies on their rights provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. Termination will take place on the date such members cease to exercise their position on a permanent basis, including Garden-leave or Non-compete periods. Depending on the type of withdrawal, total shares may be held. Subject to the criteria established in the compensation policy, the Committee will be responsible for ensuring compliance with the rules of the program.

Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their position on a permanent basis, considering the Garden-leave or Non-compete periods. Depending on the type of withdrawal, total shares may be held. Subject to the criteria established in the internal charter, the Committee will be responsible for ensuring compliance with the rules of the program.

Stock Option Plan: the general rule is that any Beneficiaries of the Itaú Unibanco Conglomerate who resign or are removed from their position will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their position on a permanent basis, that is, in the event of a Garden leave or Non-compete agreement, these options will expire upon the inception of said agreement. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate.

Additionally, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-expiration of the options.

8.5. With respect to the stock-based compensation as stock options of the board of directors and statutory board of officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. weighted average strike price of each of the following option groups:

i. outstanding at the beginning of the year

ii. lost and expired during the year

iii. exercised during the year

e. potential dilution in the case of exercise of all outstanding options

Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years.

8.6. With respect to each granting of stock options to the board of directors and the statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. grant date

e. number of options granted

f. term for the options to become exercisable

g. maximum term to exercise the options

h. term of restriction on the transfer of shares received from the exercise of options

i. fair value of the options on the grant date

j. multiplication of the number of shares granted by the fair value of the options on the grant date

No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012.

8.7. With respect to the outstanding options of the board of directors and statutory board of officers at the end of the previous year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. with respect to the options not yet exercisable: i. number; ii. date on which the options will become exercisable; iii. maximum term to exercise the options; iv. term of restriction on the transfer of shares; v. weighted average strike price for the year; vi. fair value of the options in the last day of the year

e. with respect to the options exercisable: i. number; ii. maximum term to exercise the options; iii. term of restriction on the transfer of shares; iv. weighted average strike price for the year; v. fair value of the options in the last day of the year

f. fair value of the total options in the last day of the year

No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019.

8.8. With respect to the options exercised relating to the stock-based compensation to the board of directors and the statutory board of officers for the past three years, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. number of shares

e. weighted average strike price

f. weighted average market price of shares relating to the options exercised

g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised

No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019.

8.9. With respect to the stock-based compensation of the board of directors and statutory board of officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

There was no issue of new shares for delivery to beneficiaries in the last 3 fiscal years.

8.10. With respect to each granting of shares to the board of directors and the statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	13.00		40.83	
number of members who are compensated	13.00		40.83	
grant date	04/30/2025	03/01/2026	03/01/2026	03/01/2026
number of shares granted	776,331	29,146	11,644,656	9,271,819
maximum term to deliver the shares	1/3 p.y.	1/3 p.y.	(1)	1/3 p.y.
period of restriction on the transfer of shares	No restriction	No restriction	At the 5th year	No restriction
fair value of the shares on the grant date	R$ 32.13	R$ 32.13	R$ 32.13	R$ 32.13
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$ 24,943,500	R$ 936,466	R$ 374,142,795	R$ 297,903,551

Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. **2.** The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. **3.** The fair value of the shares used in this table is the same grant price indicated in the table for the previous fiscal year, and the price will be updated when the planned grants are made.

Fiscal year 2024 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.75		35.92	
number of members who are compensated	12.75		35.92	
grant date	04/24/2024	03/01/2025	03/01/2025	03/01/2025
number of shares granted	340,705	630,719	8,600,788	6,621,275
maximum term to deliver the shares	04/30/2025	1/3 p.y.	(1)	1/3 p.y.
period of restriction on the transfer of shares	No restriction	No restriction	At the 5th year	No restriction
fair value of the shares on the grant date	R$ 33.46	R$ 32.13	R$ 32.13	R$ 32.13
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$ 11,400,000	R$ 20,265,000	R$ 276,343,329	R$ 212,741,579

Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. **2.** The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2023 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.00		30.50	
number of members who are compensated	12.00		30.50	
grant date	05/04/2023	03/01/2024	03/01/2024	03/01/2024
number of shares granted	502.901	993.495	6.020.987	5.900.459
maximum term to deliver the shares	05/31/2024	1/3 p.y.	(1)	1/3 p.y.
period of restriction on the transfer of shares	No restriction	No restriction	At the 5th year	No restriction
fair value of the shares on the grant date	R$22.66	R$32.46	R$32.46	R$32.46
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$11,395,737	R$32,248,848	R$195,441,238	R$191,528,899

Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. **2.** The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. **3.** The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc.).

Fiscal year 2022 – Annual amounts				
Body	Board of Directors		Statutory Board of Officers	
total number of members	12.00		26.50	
number of members who are compensated	12.00		26.50	
grant date	05/04/2022	03/01/2023	03/01/2023	03/01/2023
number of shares granted	502.901	1.126.214	6.015.022	6.177.842
maximum term to deliver the shares	05/31/2023	1/3 p.y.	(1)	1/3 p.y.
period of restriction on the transfer of shares	No restriction	No restriction	At the 5th year	No restriction
fair value of the shares on the grant date	R$22.66	R$25.71	R$25.71	R$25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$11,395,737	R$28,954,962	R$154,646,216	R$158,832,318

Notes: 1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. **2.** The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. **3.** The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc.).

8.11. With respect to the shares delivered relating to the stock-based compensation to the board of directors and the statutory board of officers for the past three years, please prepare a table containing:

Fiscal Year ended 12/31/2024			
	Board of Directors	**Statutory Board of Officers**	**Fiscal Council**
Total number of members	12.75	35.92	-
Number of members who are compensated	12.75	35.92	-
Number of shares	1,114,915	5,832,981	-
Weighted average acquisition price	R$ 33.21	R$ 33.21	-
Weighted average market price of shares acquired	R$ 33.52	R$ 34.07	-
Multiplication of total shares acquire the difference between the weighted average acquisition price and the weighted average market price of shares acquired	-R$ 345,623.65	-R$ 5,016,363.66	-

Fiscal Year ended 12/31/2023			
	Board of Directors	**Statutory Board of Officers**	**Fiscal Council**
Total number of members	12.00	30.50	-
Number of members who are compensated	12.00	30.50	-
Number of shares	1,326,606	4,578,337	-
Weighted average acquisition price	R$25.98	R$25.98	-
Weighted average market price of shares acquired	R$25.22	R$25.00	-
Multiplication of total shares acquire the difference between the weighted average acquisition price and the weighted average market price of shares acquired	R$1,008,220.56	R$4,486,770.26	-

Fiscal Year ended 12/31/2022			
	Board of Directors	**Statutory Board of Officers**	**Fiscal Council**
Total number of members	12.00	26.50	-
Number of members who are compensated	12.00	26.50	-
Number of shares	1,849,933	3,405,949	-
Weighted average acquisition price	R$21.77	R$21.77	-
Weighted average market price of sha acquired	R$25.16	R$25.47	-
Multiplication of total shares acquired the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- R$6,271,272.87	- R$12,602,011.30	-

8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least:

a. pricing model

• **Options**: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the "Backward Induction method", from the knots of the maturity to the starting point.

• **Stock-based compensation**: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

• **Partners Program:** to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

• **Options**: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

• **Price of the underlying asset:** the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date;

• **Strike price:** the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

• **Expected volatility:** calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, released by B3, adjusted by the IGP-M variation;

• **Dividend rate:** is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer's preferred share;

• **Risk-Free Interest Rate:** the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

• **Option expiration date:** it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and

• **Option vesting period:** the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date.

• **Stock-based compensation:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

• **Partners Program:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

c. method used and assumptions made to absorb the expected early exercise effects

• **Options:** the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date.

• **Variable stock-based compensation:** not applicable because it is not an option and there is no early exercise.

• **Partners Program:** not applicable because it is not an option and there is no early exercise.

d. method to determine expected volatility

• **Options:** expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer's preferred share, adjusted by the IGP-M.

• **Variable stock-based compensation:** not applicable because it is not an option and the market price is quoted at grant for the shares.

• **Partners Program:** not applicable because it is not an option and the market price is quoted at grant for the shares.

e. if any other characteristic of the option was included in its fair value measurement

• **Options:** the historical series is adjusted for splits, bonuses and reverse splits, among others.

• **Variable stock-based compensation:** not applicable because it is not an option.

• **Partners Program:** not applicable because it is not an option.

8.13. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body.

Base date: 12/31/2024

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,555,703,908	23,588,204	4,579,292,112	12,516	7,797,879	7,810,395	-	15,175,652	15,175,652	155,816	2,710,650	2,866,466	-	1,415,349	1,415,349
Parent Companies	Companhia E.Johnston de Participações	6,548,000	13,096,000	19,644,000	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	2,337,959,345	-	2,337,959,345	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	2,367,061,654	1,270,968,273	3,638,029,927	562	6,649,029	6,649,591	126	14,196	14,322	-	438,008	438,008	-	10,357	10,357
	IUPAR - Itaú Unibanco Participações S.A.	710,454,184	350,942,273	1,061,396,457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control (5)	Alpargatas S.A.	148,274,505	52,179,140	200,453,645	-	-	-	-	-	-	-	-	-	-	-	-
	Dexco S.A.	331,741,511	-	331,741,511	-	-	-	-	-	-	-	-	-	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Resolution No. 44/21; (2) except for those included in item "Parent Companies"; (3) except for those included in item "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties; (5) Includes companies that are directly controlled by Itaúsa S.A., the Issuer's controlling shareholder.

8.14. With respect to the pension plans in effect granted to the members of the board of directors and statutory board of officers, please supply the following information in a table format:

a) body	**Board of Directors**			**Statutory Board of Officers**		
b) number of members	3	1	1	10	7	24
c) number of members who are compensated	3	1	1	10	7	24
d) plan's name	Itaubanco CD	Futuro Inteligente	Flexprev PGBL	Itaubanco CD	Futuro Inteligente	Flexprev PGBL
e) number of management members who are eligible for retirement	3	1	1	7	2	10
f) conditions for early retirement	50 years old	50 years old	50 years old	50 years old	50 years old	50 years old
g) adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$ 58,367,175	R$ 6,294,908	R$ 1,291,049	R$ 39,034,914	R$ 20,350,742	R$ 20,661,071
h) total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members	R$ 567,800	-	R$ 114,000	R$ 1,773,441	R$ 1,787,933	R$ 3,031,116
i) whether there is the possibility of early redemption and what the conditions are	No	No	No	No	No	No

Note: The number of members who are compensated by each body (letter "c") corresponds to the number of management members who are active participants of the pension plans.

8.15. In a table, please indicate, for the past three years, with respect to the board of directors, statutory board of officers and fiscal council:

Annual amounts – R$

	Statutory Board of Officers			Board of Directors			Fiscal Council		
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Number of members	35.92	30.50	26.50	12.75	12.00	12.00	6.00	6.00	6.00
Number of members who are compensated	35.92	30.50	26.50	12.75	12.00	12.00	6.00	6.00	6.00
Amount of the highest compensation	81,727,411.00	67,705,174.00	59,188,000.00	9,600,993.00	18,509,021.00	15,648,000.00	264,000.00	264,000.00	236,000.00
Amount of the lowest compensation	3,277,133.00	3,305,003.00	3,758,000.00	2,280,000.00	2,522,283.00	2,442,000.00	108,000.00	108,000.00	96,000.00
Average amount of compensation	18,103,171.00	18,161,622.00	16,812,675.00	3,732,576.00	5,790,512.00	5,201,038.00	186,000.00	186,122.00	161,333.00

Notes and clarifications

	Statutory Board of Officers	
	Note	Clarification
12/31/2024	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	
12/31/2023	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	
12/31/2022	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	

	Board of Directors	
	Note	Clarification
12/31/2024	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	
12/31/2023	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	
12/31/2022	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	

	Fiscal Council	
	Note	Clarification
12/31/2024	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	
12/31/2023	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	
12/31/2022	For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.	

8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the issuer's profit or loss related to members of the board of directors, statutory board of officers or fiscal council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter

Year 2025			
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	69%	0%	0%

Year 2024			
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	71%	0%	0%

Year 2023			
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	77%	0%	0%

Year 2022			
Body	Board of Directors	Statutory Board of Officers	Fiscal Council
Related parties	74%	0%	0%

8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the issuer's profit or loss as compensation of the members of the board of directors, statutory board of officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Fiscal Council are not compensated for participating in statutory and non-statutory committees of controlled companies or affiliates.

8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the issuer's direct or indirect controlling stockholders, jointly controlled companies and controlled companies, as compensation of the members of the issuer's board of directors, statutory board of officers or fiscal council, grouped by body, specifying the reason such amounts were paid to these people

The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation.

Expected for the current fiscal year	Compensation received due to the position held in the Issuer - R$			
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct or indirect controlling	-		-	-
Issuer's controlled companies	-	533,750,365	-	533,750,365
Jointly controlled companies	-		-	-

Year 2024	Compensation received due to the position held in the Issuer - R$			
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct or indirect controlling	-	-	-	-
Issuer's controlled companies	-	453,739,963	-	453,739,963
Jointly controlled companies	-	-	-	-

Year 2023	Compensation received due to the position held in the Issuer - R$			
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct or indirect controlling	-	-	-	-
Issuer's controlled companies	-	392,711,307	-	392,711,307
Jointly controlled companies	-	-	-	-

Year 2022	Compensation received due to the position held in the Issuer - R$			
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Direct or indirect controlling	-	-	-	-
Issuer's controlled companies	-	359,587,399	-	359,587,399
Jointly controlled companies	-	-	-	-

8.20. Supply other information that the issuer may deem relevant

Not applicable.

ATTACHMENT V

REPORT ON THE ORIGIN OF AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY'S BYLAWS, IN ACCORDANCE WITH ARTICLE 12 OF CVM INSTRUCTION No. 81/22

In accordance with Article 12, item II, of CVM Resolution No. 81/22, this report provides details as to the origin of and justification for, and analyzes the legal and economic effects of the amendment to Article 3, head provision, and item 8.2, VII, of the Company's Bylaws, which will be subject to a resolution of the Company's Extraordinary General Stockholders' Meeting called for April 17, 2025.

(I) CAPITAL INCREASE WITH A SHARE BONUS OF 10%:

On February 5, 2025, the Company's Board of Directors resolved to increase the subscribed and paid-up capital within the limit of the authorized capital provided for in the Bylaws, in the amount of thirty-three billion, three hundred and thirty-four million, sixty thousand and one hundred and ninety Brazilian reais (R$33,334,060,190.00), from ninety billion and seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00) to one hundred and twenty-four billion, sixty-three million, sixty thousand and one hundred and ninety Brazilian reais (R$124,063,060,190.00) through the capitalization of the amounts recorded in the Company's Revenue Reserves – Statutory Reserves. Capital was increased through a share bonus with the issue of nine hundred and eighty million, four hundred and thirteen thousand and five hundred and thirty-five (980,413,535) new book-entry shares, with no par value, of which four hundred and ninety-five million, eight hundred and twenty-nine thousand and thirty-six (495,829,036) are common shares and four hundred and eighty-four million, five hundred and eighty-four thousand and four hundred and ninety-nine (484,584,499) are preferred shares, which were attributed free of charge to the Company's stockholders, as a bonus, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, and the treasury shares will also receive bonus shares. Accordingly, an amendment to Article 3, head provision, of the Bylaws is proposed to reflect the new composition of capital.

With respect to the legal and economic effects, the Company's equity started to be divided into a larger number of shares and the monthly dividends were maintained at R$0.15 per share, and it is assured that the total amounts paid by the Company on a monthly basis to stockholders were increased by ten percent (10%) after the inclusion of the bonus shares in the stockholding position. With respect to the stockholders, in addition to the increase by the amount of the monthly dividends, the transaction allows trading at a more accessible level, combined with a higher number of shares in free float, thus potentially generating more transactions and a higher financial volume, which can result in the creation of value for stockholders.

The cost attributed to the bonus shares is R$34.00 per share, in accordance with the provision in Article 58, paragraph 1, of Regulatory Instruction No. 1,585/15 of the Federal Revenue Service, as well as Article 843, paragraph 1, of the Income Tax Regulation /18, and Article 10, paragraph 1, of Law No. 9,249/95.

(II) REGULATORY UPDATE

The Resolution of the National Monetary Council ("CMN") No. 3,921/2010 mentioned in item 8.2, VII, of the Bylaws was revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024 and, therefore, its exclusion from the above mentioned item is proposed. This exclusion from the Bylaws does not result in economic and legal effects.

(III) BYLAWS HIGHLIGHTING THE AMENDMENTS ABOVE (according to Article 12, item I, of CVM Resolution No. 81/22):

Current Wording	Proposed Wording
Art. 1 – NAME, TERM AND HEAD OFFICE – The publicly-held joint stock company governed by these Bylaws and denominated **ITAÚ UNIBANCO HOLDING S.A.**, incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.
Art. 2 – PURPOSE – The company has as its purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development	Unchanged.

of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.	
Art. 3 - CAPITAL AND SHARES – Subscribed and paid up capital is ninety billion and seven hundred twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred forty-eight (9,804,135,348) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) are preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling block and guaranteeing a dividend at least equal to that of the common shares.	**Art. 3 - CAPITAL AND SHARES** – Subscribed and paid up capital is one hundred and twenty-four billion, sixty-three million, sixty thousand and one hundred and ninety Brazilian reais (R$124,063,060,190.00), represented by ten billion, seven hundred and eighty-four million, five hundred and forty-eight thousand and eight hundred eighty-three (10,784,548,883) book-entry shares with no par value, of which five billion, four hundred and fifty-four million, one hundred and nineteen thousand and three hundred and ninety-five (5,454,119,395) are common shares and five billion, three hundred and thirty million, four hundred and twenty-nine thousand and four hundred and eighty-eight (5,330,429,488) are preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in a public offering of shares, thus assuring such shares a price that is equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend that is at least equal to that of the common shares.
3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).	Unchanged.
3.2. Purchase of Shares Option – Within the limit of the Authorized Capital and in accordance with the plan approved by the General Stockholders' Meeting, call options may be granted to management members and employees of the company itself and of controlled companies.	Unchanged.
3.3. Book-Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company's shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, under the terms of Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged from stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law.	Unchanged.
3.4. Share Buybacks – The company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights under the terms of the provisions of Article 111, paragraph 1, of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Art. 4 – GENERAL MEETING – The General Stockholders' Meeting shall meet annually within the four (4) months following the end of the fiscal year, in	Unchanged.

accordance with the legal requirements, and extraordinarily whenever corporate interests so require.	
4.1. - The work of any General Stockholders' Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Stockholders' Meetings.	Unchanged.
4.3. - The following is the exclusive prerogative of the General Stockholders' Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers' accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies.	Unchanged.
Art. 5 – MANAGEMENT – The company will be managed by a Board of Directors and a Board of Officers. As provided for in legislation and in these Bylaws, the Board of Directors will act in advisory, elective and supervisory roles and excluding operating and executive duties, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions upon the signing of their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signing of the members of management's Instrument of Agreement, under the terms of the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão ("B3").	Unchanged.
5.2. Management Compensation - Management members shall receive both compensation and profit sharing, in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders' Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers.	Unchanged.
5.3. Defense of management members - In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company's interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company's approval governance in order to ensure the independence of the decision-making process and	Unchanged.

prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities.	
<u>Art. 6 - BOARD OF DIRECTORS</u> – The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Co-Chairmen and may have up to three (3) Vice-Chairmen chosen by the General Stockholders' Meeting, at the occasion of the election of the Board of Directors' members.	Unchanged.
6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of Chief Executive Officer or principal executive of the company may not be held by the same person.	Unchanged.
6.2. The Board of Directors shall have at least ten (10) and at most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders' Meeting that elects the Board of Directors to initially establish the number of Directors who will compose this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company's Corporate Governance Policy.	Unchanged.
6.3. The Co-Chairmen shall have identical prerogatives and duties, and shall work together in the chair of the Board of Directors.	Unchanged.
6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall resolve upon the appointment of one of its members for the position of Chairman of the Board of Directors.	Unchanged.
6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall temporarily assume all the duties inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting deputy from among its members.	Unchanged.
6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders' Meeting, extendable until their successors take office.	Unchanged.
6.6. No individual may be elected to the position of member of the Board of Directors who is (i) seventy-three (73) years old on the date of his/her election, to the position of Chairman or Co-Chairman; and (ii) seventy (70) years old on the date of his/her election, to the other positions of the Board of Directors.	Unchanged.
6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so require, and its resolutions will only be valid in the presence of at least an absolute majority of its acting members.	Unchanged.
6.7.1. Any member of the Board of Directors may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of confirming the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes.	Unchanged.
6.8. It is incumbent upon the Board of Directors to: I. establish the general business guidelines of the	Unchanged.

company; II. elect and remove from office the company's Officers and establish their duties; III. nominate officers to compose the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. call General Stockholders' Meetings within at least twenty-one (21) days before the effective date, the number of days being counted from the notice of the first call; VI. express an opinion on the management report, the Board of Officers' accounts and the financial statements for each fiscal year to be submitted to the General Stockholders' Meeting; VII. resolve upon budgets for results and investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including their distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. to resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567 of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own operation and be aware of the Committees' activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the company as registered in the most recent audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; XIX. resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1; and XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report is submitted to the Board of Directors in the latter scenario.	
<u>Art. 7 – AUDIT COMMITTEE</u> - The supervision (i) of the internal controls and risk management; (ii) of activities of	Unchanged.

the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	
7.1. The Audit Committee shall be composed of three (3) to seven (7) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized skills and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having proven knowledge of the accounting and audit fields.	Unchanged.
7.1.1. The basic conditions for holding a position in the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the Supervisory Council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections "a", "(i)" and "(iii)"; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise.	Unchanged.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence had been affected by any conflict of interest or potential conflict of interest;	Unchanged.
7.1.3. Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment;	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive years, and the time period set in item 7.1.3. is waived;	Unchanged.
7.1.5. Under no circumstance may a member of the Audit Committee continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members.	Unchanged.
7.1.6. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent audit companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's operation, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.

7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its associates unrelated to their duties as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to not receive compensation for the duties performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. Likewise, a semiannual report shall be prepared at the end of the first half of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee's Report, providing the main data, shall be published together with the financial statements.	Unchanged.
Art. 8 – COMPENSATION COMMITTEE – Compliance with the duties and responsibilities related to the compensation policy for the company's management members shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of three (3) to ten (10) members elected by the Board of Directors, one of its members being nominated to the position of Chairman.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to exercise proper and independent judgment on the Company's compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member who is not a management member;	Unchanged.
8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors that elects them and expires on the date on which their substitutes take office.	Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed.	Unchanged.
8.2. It is incumbent on the Compensation Committee to: I. prepare the compensation policy for the management members of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operation of the company's management members' compensation policy; III. annually review the company's management members' compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders' Meeting; V. assess future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company's management members' compensation policy in relation to market practices with	

a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members' compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council Resolution No. 3,921/2010.	VII. ensure that the management members' compensation policy is permanently compatible with the risk management policy, the targets and the current and expected financial position of the company and with the provision in the Regulation of the National Monetary Council.
8.3. The Board of Directors may assign powers to the Compensation Committee in addition to those provided for in these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its operation.	Unchanged.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities undertaken within the scope of its duties, submitting a copy to the Board of Directors and maintaining said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years.	Unchanged.
Art. 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors.	Unchanged.
9.1. The Board of Officers shall have between five (5) and forty (40) members, comprising the positions of Chief Executive Officer and Officer.	Unchanged.
9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company's highest executive body;	Unchanged.
9.3. In the case of absence or incapacity of any officer, the Board of Officers may choose the acting deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them;	Unchanged.
9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer;	Unchanged.
9.5. The officers shall exercise their terms of office of one (1) year and are eligible for reelection and they shall remain in their positions until their successors take office;	Unchanged.
9.6. A person is ineligible (i) to hold the position of Chief Executive Officer who is already sixty-two (62) years of age on the date of the election; and (ii) to hold other positions on the Board of Officers who are already sixty (60) years of age on the date of the election.	Unchanged.
Art. 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; (iii) appoint proxies to act; and (iv) decide on opening, closing or reorganizing branch offices. In situations when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company may also be represented by one (01) Officer in situations that do not imply (a) the assumption of obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees to	Unchanged.

third parties; or (b) the waiver of rights, encumbrance and disposal of permanent assets.	
10.1. In case of the head provision, except for the provision in items "(iii)" and "(iv)", the company may also be represented jointly (i) by an officer and a proxy, or (ii) by two proxies.	
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or waiver of rights and obligations; (ii) in proxy instruments with an "ad judicia" clause; and (iii) in general stockholders' meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds investments. In the event of items (i) and (iii), the Company may also be represented by one officer only;	Unchanged.
10.1.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.1.1;	Unchanged.
10.1.3. With the exception of those of a legal nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms.	Unchanged.
10.3. The Officers are responsible for the activities assigned to them by the Board of Directors.	Unchanged.
Art. 11 – SUPERVISORY COUNCIL – The company will have a Supervisory Council that shall operate on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternate members. The election and operation of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.	Unchanged.
Art. 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balance sheets, at any date, including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
Art. 13 – ALLOCATION OF PROFIT – Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders' Meeting a proposal for the allocation of profit for the year under the terms of Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions:	Unchanged.
13.1. Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock;	Unchanged.
13.2. The amount to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following rules: a) the preferred shares will be entitled to the priority minimum annual dividend (Article 3, item I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous subitem will be applied firstly to remunerating the common shares for a dividend that is equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares.	Unchanged.
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of	Unchanged.

Directors, including the reserve referred to in Article 15, "ad referendum" of the General Stockholders' Meeting.	
Art. 14 – MANDATORY DIVIDEND – The stockholders are entitled to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, adjusted according to the decrease or increase of the amounts specified in subitems "a" and "b" of item I of Article 202 of Law No. 6,404/76, and provided that items II and III of the same law are observed.	Unchanged.
14.1 The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.	Unchanged.
14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting its amount against the amount of the mandatory dividend according to Article 9, paragraph 7, of Law No. 9,249/95.	Unchanged.
Art. 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders' Meeting may resolve upon the recognition of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock, for the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital increases, including by means of new bonus shares.	Unchanged.
15.1 The Reserve will be comprised of funds: a) equivalent to up to100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1).	Unchanged.
15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.	Unchanged.
15.3 The reserve shall be separated into different subaccounts according to the fiscal years they were recognized, the profit allocated for its recognition and the Board of Directors shall specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.	Unchanged.
Art. 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Art. 17 – LISTING SEGMENT – With the admission of the company to the special listing segment called Level 1 Corporate Governance of B3, the company, its stockholders, management members and members of the Supervisory Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 ("Level 1 Regulations").	Unchanged.

ATTACHMENT VI A - PROXY TEMPLATE FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. ("Company") at the Company's **Annual General Stockholders' Meeting** and **Extraordinary General Stockholders' Meeting** to be held on April 17, 2025, at 10 a.m. and 10:10 a.m., respectively, in a digital environment, casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to attend the General Stockholders' Meetings and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting in any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days starting on this date.

[City], _______ ___, 2025.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTIONS

Annual General Stockholders' Meeting – 10:00 a.m.:

1 – Take cognizance of the Management Report and the Independent Auditor's Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committee's Report and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2024, except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes:

APPROVE	REJECT	ABSTAIN

2 – Annul, by operation of law, the approval of the accounts of Mr. Alexsandro Broedel Lopes related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit:

APPROVE	REJECT	ABSTAIN

3 – Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholders-meetings/

APPROVE	REJECT	ABSTAIN

4 – Establish the number of members that will compose the Board of Directors at thirteen (13):

APPROVE	REJECT	ABSTAIN

5 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2026 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN

Candido Botelho Bracher (Independent Member)

APPROVE	REJECT	ABSTAIN

Cesar Nivaldo Gon (Independent Member)

APPROVE	REJECT	ABSTAIN

Fabricio Bloisi Rocha (Independent Member)

APPROVE	REJECT	ABSTAIN

João Moreira Salles

APPROVE	REJECT	ABSTAIN

Marcos Marinho Lutz (Independent Member)

APPROVE	REJECT	ABSTAIN

Maria Helena dos Santos Fernandes de Santana (Independent Member)

APPROVE	REJECT	ABSTAIN

Paulo Antunes Veras (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Luiz Bodin de Moraes (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Moreira Salles (Co-chairmen)

APPROVE	REJECT	ABSTAIN

Ricardo Villela Marino (Vice President)

APPROVE	REJECT	ABSTAIN

Roberto Egydio Setubal (Co-chairmen)

APPROVE	REJECT	ABSTAIN

6 – Resolve upon the independence of the members classified as independent members:

APPROVE	REJECT	ABSTAIN

7 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2026 take office:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN

Eduardo Hiroyuki Miyaki (effective member) and Leni Bernadete Torres da Silva Sansiviero (alternate member)

APPROVE	REJECT	ABSTAIN

8 – Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and Board of Directors in the total amount of eight hundred and twelve million Brazilian reais (R$812,000,000.00):

APPROVE	REJECT	ABSTAIN

9 – Resolve upon the individual monthly compensation of R$22,000.00 to the effective members and of R$9,000.00 to the alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN

Extraordinary General Stockholders' Meeting 10:10 a.m.:

1. Amend the Bylaws:

(i) In Article 3, head provision, to reflect the new composition of capital after the increase resolved upon by the Board of Directors within the limit of the authorized capital:

APPROVE	REJECT	ABSTAIN

(ii) In item 8.2, VII, to exclude the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010 revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024:

APPROVE	REJECT	ABSTAIN

2 – Consolidate the Bylaws to reflect the amendments mentioned in the previous items:

APPROVE	REJECT	ABSTAIN

ATTACHMENT VI B - PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. ("Company") at the Company's **Annual General Stockholders' Meeting** to be held on April 17, 2025 at 10 a.m., in a digital environment, casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to attend the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting in any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days starting on this date.

[City], _______ ___, 2025.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTIONS

1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2026 take office:

Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

Marcelo Maia Tavares de Araujo (effective member) and Cristina Fontes Doherty (alternate member)

APPROVE	REJECT	ABSTAIN

ATTACHMENT VI C - PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY FOR HOLDERS OF COMMON SHARES

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

• **Carla Del Monaco Miele**, Brazilian, married, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 338.094.818-74 and with the State of São Paulo Bar Association (OAB/SP) under the No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025 at 10 a.m. and 10:10 a.m., respectively, to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.

• **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 35.968.854-8, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 387.265.428-46 and with the State of São Paulo Bar Association (OAB/SP) under the No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025 at 10 a.m. and 10:10 a.m., respectively, to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.

• **Marco Luiz Ferreira**, Brazilian, married, business administrator, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025 at 10 a.m. and 10:10 a.m., respectively, to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual General Stockholders' Meeting and the Extraordinary General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor.

This proxy will be in effect only for the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025.

São Paulo,_______ ___, 2025.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTIONS

Annual General Stockholders' Meeting – 10:00 a.m.:

1 – Take cognizance of the Management Report and the Independent Auditor's Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committee's Report and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2024, except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes:

APPROVE	REJECT	ABSTAIN

2 – Annul, by operation of law, the approval of the accounts of Mr. Alexsandro Broedel Lopes related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit:

APPROVE	REJECT	ABSTAIN

3 – Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholders-meetings/

APPROVE	REJECT	ABSTAIN

4 – Establish the number of members that will compose the Board of Directors at thirteen (13):

APPROVE	REJECT	ABSTAIN

5 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2026 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN

Candido Botelho Bracher (Independent Member)

APPROVE	REJECT	ABSTAIN

Cesar Nivaldo Gon (Independent Member)

APPROVE	REJECT	ABSTAIN

Fabricio Bloisi Rocha (Independent Member)

APPROVE	REJECT	ABSTAIN

João Moreira Salles

APPROVE	REJECT	ABSTAIN

Marcos Marinho Lutz (Independent Member)

APPROVE	REJECT	ABSTAIN

Maria Helena dos Santos Fernandes de Santana (Independent Member)

APPROVE	REJECT	ABSTAIN

Paulo Antunes Veras (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Luiz Bodin de Moraes (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Moreira Salles (Co-chairmen)

APPROVE	REJECT	ABSTAIN

Ricardo Villela Marino (Vice President)

APPROVE	REJECT	ABSTAIN

Roberto Egydio Setubal (Co-chairmen)

APPROVE	REJECT	ABSTAIN

6 – Resolve upon the independence of the members classified as independent members:

APPROVE	REJECT	ABSTAIN

7 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2026 take office:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN

Eduardo Hiroyuki Miyaki (effective member) and Leni Bernadete Torres da Silva Sansiviero (alternate member)

APPROVE	REJECT	ABSTAIN

8 – Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and Board of Directors in the total amount of eight hundred and twelve million Brazilian reais (R$812,000,000.00):

APPROVE	REJECT	ABSTAIN

9 – Resolve upon the individual monthly compensation of R$22,000.00 to the effective members and of R$9,000.00 to the alternate members of the Fiscal Council:

APPROVE	REJECT	ABSTAIN

<u>Extraordinary General Stockholders' Meeting 10:10 a.m.:</u>

2. Amend the Bylaws:

(i) In Article 3, head provision, to reflect the new composition of capital after the increase resolved upon by the Board of Directors within the limit of the authorized capital:

APPROVE	REJECT	ABSTAIN

(ii) In item 8.2, VII, to exclude the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010 revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024:

APPROVE	REJECT	ABSTAIN

2 – Consolidate the Bylaws to reflect the amendments mentioned in the previous items:

APPROVE	REJECT	ABSTAIN

ATTACHMENT VI D – PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY FOR HOLDERS OF PREFERRED SHARES

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

• **Carla Del Monaco Miele**, Brazilian, married, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 338.094.818-74 and with the State of São Paulo Bar Association (OAB/SP) under the No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025 at 10 a.m. and 10:10 a.m., respectively, to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.

• **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 35.968.854-8, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 387.265.428-46 and with the State of São Paulo Bar Association (OAB/SP) under the No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025 at 10 a.m. and 10:10 a.m., respectively, to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.

• **Marco Luiz Ferreira**, Brazilian, married, business administrator, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 17, 2025 at 10 a.m. and 10:10 a.m., respectively, to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken in full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of preferred shares held by the Grantor.

This proxy will be in effect only for the Annual General Stockholders' Meeting of the Company to be held on April 17, 2025.

São Paulo,_______ ___, 2025.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTIONS

1 – Elect the members of the Fiscal Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2026 take office:

Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

Marcelo Maia Tavares de Araujo (effective member) and Cristina Fontes Doherty (alternate member)

APPROVE	REJECT	ABSTAIN

ATTACHMENT VI E - INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION No. 81/22

1. Inform the name of the company

Itaú Unibanco Holding S.A.

2. Inform the matters for which the proxy is being requested

Matters indicated in the Call Notice contained in this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City and State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the company

Not applicable.

c. Number and percentage of shares of each type and class that you own

Not applicable.

d. Number of shares borrowed

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as defined by the accounting rules that address the matter

Not applicable.

4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under joint control or associates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

Proxies were provided by the Company for the sole purpose of offering an additional mechanism to facilitate the stockholder's attendance at the Meeting, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requesters will seek the reimbursement of costs from the company

The cost of requesting a proxy was fully covered by the Company.

7. Inform:

a) The address to which the proxy should be sent after it is signed;

In order to facilitate the work at the General Stockholders' Meeting, the Company suggests that the stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by April 15, 2025 to the email address: drinvest@itau-unibanco.com.br.

b) In the event the company accepts proxies via the World Wide Web, the instructions for granting the proxy;

The Company will adopt the remote voting system, in accordance with the provisions of CVM Resolution No. 81/22, as well as the best market practices.

Accordingly, stockholders willing to vote through the remote voting form, may forward their voting instructions concerning the matters to be voted on at the Meeting:

- via a remote voting form sent directly to the Company; or
- via a remote voting form completion instructions to service providers, as follows:

a) to the stockholder's custodian, if the shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of a financial institution contracted by the Company to provide marketable securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Stockholders that choose to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company to the email address drinvest@itau-unibanco.com.br by April 13, 2025:

(i) the voting form duly filled in, initialized and signed (the consularization or a sworn translation of documents in a foreign language is not required); and

(ii) ID document - for Legal Entities: a notarized copy of the articles of association/bylaws, proof of election of management members and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholder's picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents referred to in items (i) and (ii) above are received, the Company will notify the stockholder as to their receipt and acceptance. This information will be sent to the stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by forwarding their voting instructions to their custodians or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custodian or bookkeeper to check the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via the website you must register and have a digital certificate. Information about registration and the step-by-step process for issuing the digital certificate is provided on the website:

https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

ITAÚ CORRETORA DE VALORES S.A.

+55 11 3003-9285 (capital cities and metropolitan areas)

0800 7209285 (other locations)

Client service is available on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders should forward the form completion instructions to service providers by April 13, 2025, unless otherwise indicated by the latter.